TRICO BANCSHARES 2001 ANNUAL REPORT

community









TRI COUNTIES BANK COUNTRY

Four New Branches in 2002



Crescent City
Yreka
Weed
Mt Shasta
299
Bieber
Fall River Mills
5
Burney
395
(4) Redding
Palo Cedro
101
Cottonwood
Susanville
Red Bluff
99
Chico (4)
Covelo
Orland
Paradise
162
Durham
Willows
Oroville
Grass Valley
80
(2) Yuba City
Marysville
99
Beale AFB
Middletown
Sacramento (2)
29
101
5
Brentwood
San Francisco
Modesto
Patterson
99
San Jose
Gustine
Chowchilla
Fresno
5
Visalia
N
101
99
Bakersfield
Los Angeles









TriCo Bancshares

NASDAQ SYMBOL: TCBK
www.tcbk.com

In 1975 with $1 million in capital, a group of business people, farmers and professionals chartered Tri Counties Bank in Chico, California. Six years later TriCo Bancshares, a holding company, was formed with the Bank as its sole subsidiary. At year end 2001, the Company had capital exceeding $86 million.

The Bank has grown from the original branch in Chico to thirty traditional branches, and seven in-store branches in eighteen Northern California counties from the San Joaquin Valley to the Oregon border. In 2001, the Bank completed plans to open four new branches during 2002.

Throughout the years of expansion, Tri Counties Bank has remained committed to customer-oriented retail banking by developing banking products and utilizing current technology to meet customer needs and desires. During this evolution of product and technology, Tri Counties Bank has maintained its most outstanding feature: old-fashioned, personal customer service. Customers are always welcome in our branches and are greeted by a courteous, friendly and professional staff.

The Bank provides customer convenience through traditional and in-store branches with extended hours. Also, customers can perform most common banking functions through the 24-hour telephone banking system, as well as via the Internet. Personalized service is available seven days a week from customer service representatives in the Bank's Telephone Banking Center. Retail banking services include home equity loans and lines of credit tailored to match customer needs, installment loans, checking accounts with added value, the Check Card, which allows the customer to access checking account funds at ATMs and worldwide wherever Visa is accepted, a variety of savings options, mutual funds and annuity products through Raymond James Financial Services, Inc., and Visa and MasterCard credit cards.

The Bank's business customers are primarily small to medium-sized enterprises and agribusinesses within the Bank's service area. Business customers can rely on a personal business banker who acts as a guide to financial services and expediter of business loans. Business banking services include loans, lines of credit and small business loans, merchant card services, which allow the customer's business to accept credit, debit and ATM card payments, electronic banking products, which enable customers to initiate a wide variety of banking functions from a personal computer or touch-tone phone, business checking services, business savings and investments, equipment leasing and business retirement products.

Tri Counties Bank relies substantially on local promotional activity, personal contacts by its officers, directors, and employees, extended hours, personalized service and its reputation in the communities it serves to compete with other financial institutions.

FIVE YEAR SELECTED FINANCIAL DATA

(In thousands, except share data)

	2001	2000	1999	1998	1997
STATEMENT OF OPERATIONS DATA:[1]					
Interest income	$ 73,372	$ 76,653	$ 68,589	$ 65,138	$ 59,877
Interest expense	23,486	28,543	24,370	25,296	23,935
Net interest income	49,886	48,110	44,219	39,842	35,942
Provision for loan losses	4,400	5,000	3,550	4,200	3,000
Net interest income after provision for loan losses	45,486	43,110	40,669	35,642	32,942
Noninterest income	15,061	14,645	12,101	12,869	9,566
Noninterest expense	40,804	37,895	34,833	34,692	32,932
Income before income taxes	19,743	19,860	17,937	13,819	9,576
Provision for income taxes	7,324	7,237	6,534	5,049	3,707
Net income	$ 12,419	$ 12,623	$ 11,403	$ 8,770	$ 5,869
SHARE DATA:[2]					
Diluted earnings per share	$ 1.72	$ 1.72	$ 1.56	$ 1.21	$ 0.81
Cash dividend paid per share	0.80	0.79	0.70	0.49	0.43
Common shareholders' equity at year end	12.42	11.87	10.22	10.22	9.31
BALANCE SHEET DATA at year end:					
Total loans, gross	$ 658,732	$640,391	$587,979	$532,433	$448,967
Total assets	1,005,447	972,071	924,796	904,599	826,165
Total deposits	880,393	837,832	794,110	769,173	724,094
Total shareholders' equity	86,933	85,233	73,123	72,029	65,124
SELECTED FINANCIAL RATIOS:					
Return on average assets	1.27 %	1.35 %	1.26%	1.03%	0.75%
Return on average common shareholders' equity	14.19 %	16.03 %	15.59%	12.80%	9.34%
Leverage ratio	8.17 %	8.41 %	7.78%	7.29%	7.01%
Total risk-based capital ratio	11.68 %	12.22 %	11.77%	11.83%	11.90%
Net interest margin[3]	5.73 %	5.73 %	5.49%	5.28%	5.16%
Allowance for loan losses to total loans outstanding at end of year	1.98 %	1.82 %	1.88%	1.54%	1.44%

[1] Tax-exempt securities are presented on an actual yield basis.

[2] Retroactively adjusted to reflect 3-for-2 stock split effected in 1998.

[3] Calculated on a tax equivalent basis.

TOTAL ASSETS

IN THOUSANDS


$1,100,000
$1,000,000
$900,000
$800,000
$700,000
$600,000
$500,000
1997
1998
1999
2000
2001

NET INCOME

IN THOUSANDS


$13,000
$12,000
$11,000
$10,000
$9,000
$8,000
$7,000
$6,000
$5,000
1997
1998
1999
2000
2001

TOTAL DEPOSITS

IN THOUSANDS


$900,000
$850,000
$800,000
$750,000
$700,000
$650,000
$600,000
$550,000
1997
1998
1999
2000
2001

NET INTEREST INCOME

IN THOUSANDS


$50,000
$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
1997
1998
1999
2000
2001

TOTAL LOANS

IN THOUSANDS


$700,000
$650,000
$600,000
$550,000
$500,000
$450,000
1997
1998
1999
2000
2001

DILUTED EARNINGS PER SHARE


$1.75
$1.50
$1.25
$1.00
$0.75
$0.50
1997
1998
1999
2000
2001



A million dollars to a billion dollars in just 26 years! Tri Counties Bank commenced operations in 1975 with $1 million in capital. TriCo Bancshares, now the parent Company, ended 2001 with assets totaling over $1 billion for the first time at $1,005,447,000. Total shareholders' equity increased to $86,933,000 and market capital was over $130,000,000 at year end.

I am also pleased to report that 2001 earnings remained at near record levels. Earnings for 2001 were $12,419,000, or $1.72 per diluted share. Diluted earnings per share for 2000 were also $1.72 on record earnings of $12,623,000. We sustained earnings by maintaining our net interest margin despite 11 reductions in the prime-lending rate. Our return on average assets was 1.27% and our return on average equity was 14.19%.

As announced October 19, 2001, the Board of Directors approved a new plan to repurchase, as conditions warrant, up to 150,000 shares of the Company's stock on the open market or in privately negotiated transactions. This new purchase plan represented approximately 2.2% of the Company's 6,992,080 then outstanding common shares and is open-ended. During 2001, the Company repurchased 368,800 shares under various repurchase plans including 108,800 shares under this new plan.

Our top management team has been strengthened by the addition of Richard A. Miller as Senior Vice President and Director of Human Resources. Rick, formerly with Bank of America and World Savings, is now also in charge of the Training Department.

TriCo Bancshares plans to continue growing our business by offering a wide range of financial services while differentiating ourselves from the competition based on our level of customer sales and service. Our focus is on the financial success of our customers. We refer to Tri Counties Bank as "Your Life Improvement Bank," and we provide customers with expertise in non-deposit investment products, home equity, mortgage and small business lending.

Over $1 billion in assets
Continued high earnings and dividends
Stock repurchase
Rick Miller joins Management Team
Four new branches scheduled for 2002

We expect to increase market share in our existing markets. Currently, we are number one in home equity lending in both Butte and Shasta counties. During 2002, we will enter new markets within the wide geographical area we currently serve. A full-service branch will open soon in Oroville. In-store branches are planned for new Raley's Supermarkets in Brentwood and northern Sacramento. An additional financial services facility is planned for northeast Fresno.

September 11, 2001, will forever remind us of our need to be a good citizen. Throughout 2001, Tri Counties Bank continued a long tradition of community involvement. Corporate sponsorships and donations were distributed among student academic scholarships, youth sports, volunteer firefighting companies, community festivals, the arts, service organizations and other worthy causes. We are particularly proud of community volunteerism by Tri Counties Bank employees. They continue to enrich the lives of their neighbors in many ways with their time, effort and expertise. Our employees help to unify and build healthy communities.

TriCo Bancshares and Tri Counties Bank exist for only one purpose: improving the financial success and well-being of our shareholders, customers, communities and employees. Thank you for your support of this mission.

Sincerely,

Richard P. Smith
President and Chief Executive Officer

Craig Carney
Senior Vice President,
Chief Credit Officer

Andrew Mastorakis
Executive Vice President,
Retail Banking

Richard O'Sullivan
Executive Vice President,
Wholesale Banking



Rick Miller
Senior Vice President,
Director of Human Resources

Thomas Reddish
Vice President,
Chief Financial Officer

Ray Rios
Vice President,
Manager Information Systems

Richard P. Smith
President and CEO

TRI COUNTIES BANK MANAGEMENT TEAM

CHAIRMAN'S MESSAGE



As a member of your Board of Directors since 1989 and Vice Chairman since 1998, I was delighted to be elected Chairman at the March 2001 meeting. The Casey family has been a substantial stockholder in Tri Counties Bank since its inception. My father, Donald J. Casey, M.D., was a Founding Director and member of the Board for fifteen years. I joined the Board upon his retirement.

I established my own healthcare consulting business in 1986 after leaving my position as Northern California Regional Vice President of National Medical Enterprises, Inc., (currently Tenet Healthcare Corporation). During the past fifteen years, I have served as the acting chief executive officer of numerous hospitals that have needed assistance in regaining financial viability.

Since I became your Chairman, some important policy changes have been adopted by the Board. Firmly believing that top bank officers should also be owners and share stockholder concerns, we initiated the Company's 2001 Stock Option Plan, which was approved by the stockholders in 2001. We also initiated a rights agreement to protect stockholders from unfair takeover tactics.

BOARD OF DIRECTORS

Richard P. Smith
President and
Chief Executive Officer,
TriCo Bancshares and
Tri Counties Bank,
Chico

Donald E. Murphy
Vice Chairman of the Board
Vice President and
General Manager,
J.H. McKnight Ranch,
Nelson



Robert H. Steveson
Vice Chairman of the Board
TriCo Bancshares and
Tri Counties Bank
Chico

Carroll Taresh
Retired Banking Executive,
Chico

As stockholders, we owe much to Alex Vereschagin, Board Chairman from 1984 to March 2001, and to Bob Steveson, President from 1975 to November 1999, for the transition to our present high quality management team. We now have a bank with over one billion dollars in assets. Our long-term direction continues to focus on serving our customers. We will continue to provide products and services which lead our customers on their path to financial success. In addition, we will look for growth in both existing and new markets within our growing market area.

I believe that our Management team will continue to bring fresh ideas, and that they have the ability to execute them, allowing our Company to meet and even exceed your expectations in the future.

Sincerely,

William J. Casey
Chairman of the Board

Brian D. Leidig
President,
Parlay Investments, Inc.
Real Estate Investment
and Development
Company,
Redding

Craig S. Compton
President, AVAG, Inc.
Aerial Application
Business,
Richvale

Alex A. Vereschagin, Jr.
Secretary-Treasurer,
Plaza Farms
and General Partner,
Vereschagin Co.,
Orland



William J. Casey
Chairman of the Board
Health Care Consultant,
Chico

Wendell J. Lundberg
Secretary of the Board
Owner,
Wehah Farms
Rice and Grain Operations,
Richvale



"YOUR LIFE IMPROVEMENT BANK"

RETAIL BANKING



Andrew Mastorakis
Executive Vice President
Retail Banking

In 2001, Tri Counties Bank Retail Banking made great strides on several fronts. Our branding efforts to position ourselves with the value proposition, "Your Life Improvement Bank," have taken hold both externally and internally. Through advertising and promotion, the customer has learned that Tri Counties Bank promises to guide them toward financial success. The process can be described as a cycle: our customers define their financial goals, then we listen to their true needs, make recommendations using our products and services, and guide them to solutions they may not know they had available to them. As we help them improve their financial well-being, they trust us again in their financial decisions as they journey toward their financial success. Increased business from each customer is the measurement of delivering on our promise.

We have invested a lot in training to create a team of financial experts who embrace these expectations. Although the emphasis is on the front lines at the Call Center and branches, every employee acts as an advocate for the Bank and its services. Our incentive plans, measurement reports and recognition efforts work together to stimulate and support our employees' intense involvement in growing our business.

This culture has made a material improvement in the bottom line. Tri Counties Bank enjoyed a tremendous increase in core deposits, growing our household base by approximately 2,500 households, a rate that exceeded the growth in our market. This was coupled with our second year of approximately 30% annual growth in the consumer loan portfolio. We closed 1,049 real estate loans during 2001, a record year for the Bank. We also became the #1 provider of home equity loans and lines of credit in our major markets, including Butte and Shasta counties. This is of special note because, typically, a consumer loan portfolio experiences greater paydowns and payoffs during a refinance boom, as experienced during 2001, because of debt consolidation. Sales per branch and FTE have improved as a result of our advancements in needs-based selling and our sales environment. This has resulted in a decreased reliance on price to compete and a superior net interest margin.



The Call Center has become a major sales channel and is well on the way to its three-year objective of providing 10% of the Bank's sales. Last year the Call Center accounted for substantial growth, and its sales are similar to one of the top traditional branches.

In-store Banking in supermarkets continues to be important to Tri Counties Bank's growth strategy. In 2001 the seven In-store branches accounted for nearly 50% of the total household growth and exceeded the deposit and loan growth rate of the Bank. Entry into new markets in 2002 will be largely driven by two new full-service In-store branches, giving Tri Counties Bank access to over 40,000 prospective customers.

We are very proud of the great strides made by our enthusiastic, high-caliber employees. Our demonstrated ability to grow our customer base and expand our range of services paves the way for our aggressive growth plan of four new branches in 2002.

left:

J. Kay Armstrong
Call Center Manager

Cindy Bennington-Foor
Vice President,
Regional Manager, Southern Branches

Monica Canchola
Vice President, Operations Administration

Andrew Mastorakis
Executive Vice President, Retail Banking

Karen Fields
Vice President,
Regional Manager, In-store Branches

Guy Watson
Vice President,
Regional Manager, Northern Branches

right:

Rick Hagstrom
Vice President, Manager, Real Estate Department


BANK



Richard O'Sullivan
Executive Vice President
Wholesale Banking

Quality Relationships

The focus of Commercial Banking is on acquiring and retaining quality relationships with customers whose financial service needs are larger and more complex. These customers require individualized service from a number of specialists for loans, deposits, investments and insurance. These specialists deliver product through a direct calling program that identifies the prospects, assesses their needs and recommends suitable products and services.

Quality is the key factor in growing a profitable credit portfolio. The Bank has always taken stock in the fact that the loan portfolio exhibited high quality standards. Given the uncertain state of the economy in the year 2001 and continuing difficulties in the agricultural sector specifically, credit quality continues to be emphasized.



Redding
Nolan Hawkins, Vice President, Commercial Lending

Commercial Banking Products

Tri Counties Bank offers a full array of borrowing and cash management products. Loan products are delivered through Relationship Managers and include working capital lines of credit, asset-based financing, equipment term loans and leases, crop loans, agricultural ground development financing, real estate construction and permanent loans, planned development financing and other custom-tailored products. Cash Management services are provided by Corporate Client Officers and include business deposit accounts, online banking, internal and external sweep accounts, and controlled disbursement. Investment Representatives provide non-deposit investment products, retirement and financial planning, as well as insurance through Raymond James Financial Services. All of these specialists support the development and maintenance of the customer relationship together with the Manager of the branch where deposit and loan accounts are domiciled.



Chico
Dave Raven, Vice President, Commercial Lending George Barstow, Senior Vice Preside

Customer Identification

Targeted customers generally have borrowing needs of over $500,000 up to $5,000,000. They may also have large cash deposit balances requiring higher return and/or sophisticated cash management capability. These customers are generally businesses with sales over $2,000,000 or high net worth individuals who borrow larger sums to finance investments that are usually real estate oriented.

In addition to targeting relationship-oriented customers, Relationship Managers look for borrowers who see their bank as a part of their team, look for quality over price, are community and/or regional business leaders, and most importantly, have a track record of success and stability.

Business types targeted include agriculture, manufacturing and assembling, wholesalers, distributors, retailers, basic service industries and providers, construction and standing real estate, and developers and builders.

Delivery Systems

The Commercial Banking Group operates from five regional hubs located in Chico, Redding, Yuba City, Sacramento and Bakersfield. Each hub is staffed locally with Relationship Managers and Credit Analysts who are chartered with business development and ongoing relationship management. Loan documentation is drawn at the Chico Headquarters. Relationship Managers are responsible for developing leads, determining customer needs, developing an appropriate credit file, fully analyzing, underwriting and structuring credit, monitoring the credit going forward and account setup and management.

The Tri Counties Bank Difference

In addition to having strong regional representation, Senior Management is dedicated to business development and relationship building. Major borrowers and prospects in each marketplace are routinely called on and recognized by Senior Management. This dedication to customer calling distinguishes Tri Counties Bank from others in the marketplace.

Management believes that community involvement, local knowledge, underwriting, and account management are key components of the commercial banking strategy. This strategy provides better service for key commercial customers, better understanding of borrower needs and credit issues, better response time and credit structures, better underwriting and credit quality, and better referral and business development.



Bakersfield
Greg Gill, Vice President, Commercial Lending

Yuba City
Bob Elmore, Vice President, Commercial Lending



community, sharing and working fo
unity


ENLOE
WIN THIS

Community volunteers like Hal Gibbs, here with Tri Counties Bank President and CEO Rick Smith, are essential for successful fund-raisers. Enloe Foundation's Annual Playhouse Project benefits local children by supporting two very important programs, The Enloe Children's Health Center and Recreation & Dreams for Children with Cancer (R.A.D.).

those in need



Modesto Branch Manager Carla Bradley serves on the board of Habitat for Humanity in Modesto. Carla discovered Habitat for Humanity when her brother Shawn, disabled by arthritis at a young age, was able to buy a home for his family through Habitat for Humanity in North Carolina.







George Matthews from STAR 96.7 FM in Chico and Park Plaza Branch Manager Mark Edwards collect "Pennies from Heaven" for the Esplanade House's Children's Fund. The Esplanade House is the only family homeless shelter north of Sacramento. It empowers homeless families to help themselves through training and counseling services while providing daycare for the children who live there.

Mercy Hospic
Westside Food Pant
Redding Drag Assoc
Kids Off the Street Program
Hav
Humane Society
Twin Oaks Convalescent Hospital Recreation Fund
Modesto Habitat for Humanity
Peg Taylor Adult Day Care
Orovi
Rescue Mission
Independent Living Services of Northern California
Jes
Center
Salvation Army
9-11 Disaster Relief Fund
Passages Adult Resource Cente
American Cancer Society
Fremont/Rideout Health Foundation
Alzheimers Assoc.
American Cancer Society Relay for Life
Habitat for Human
Grass Valley
Middletown Merchant Association Christmas Trees for t
Needy Program
Toys for Tot
Enloe Children's Health Center Recreation and Dreams (RAD)
Risen King Community Church Xmas Baskets
Homeless
Go
News Rescue Mission
Butchie's Pool Benefit for the Handicapped
Muscular Dystrophy Assoc.
United Way
Esplanade House
Make A Wish Foundation
Fairchild Medical Center Foundation Childre
Christmas Festival
National Child Safety Counc
Handi-Rider
Americ
Cancer Society North State Unit
Special Olymp
Northern California, Inc.
Ch
Meals on Wheels
Secret Witness
Shasta County Inc.

community improving the quality o





Tri Counties Bank Real Estate Loan Specialist Jerry Wimmer is Executive Director of the Tri Counties Bank Holiday Bowl at Butte College. In 1999, Jerry received the Outstanding Alumni Award and in 2002 was inducted into the Butte College Athletic Hall of Fame.



Members of the Redding Branch cover th
Manager Cher Matthews is an active fund
Tri Counties Bank also sponsors KCHO/KF

CDF Firefighters, Butte Chapter
Library Building Fund   Citizens Patrol   Bishop Quinn Sports Sign   Fall River High Boosters
Redding Aquatics "Plunge Project"   Shasta Lake City Skate Board Park   Cascade Theater   Shasta Fair Live Stock Sales   American Heart Assoc.   Junior Go
Columbus   Hamilton City Citizens in Action / Levee Festival   Tehama County Cattlewomen

Chico Friends of the Library   Butte College Football   City of Susanville Rodeo   National Guard Benefit
Cottonwood Parade Rodeo   Shasta Community Service
Veterans of Foreign Wars   Chico Rice Baseball   Middletown Rotary   California Dried Plum Festival
Gold Nugget Museum   Chico Westside Little League
Music in the Mountains Grass Vall
National Child Safety Co
Rugby Team   Paradise High School Athletic Dept.   National Turkey Foundation   Plaza School Carnival   Shasta County YMCA   Chico Rugby Club   Middletown M
Youth Baseball and Softball   Marysville Lions Club
Ord Bend Fire Dept.   Cruzn' Classic Car Show   Sounds of the Valley Chorus   Punjabi American
District   Orland Little League   Classic Truck Show   Butte City Fire Dept.   Orland Volunteer Fire Dept.   Round Valley Community Rodeo   Los Banos May Day Fair
Chico Elks Lodge   Silver Dollar Fair Junior Livestock Auction   Wild West County Fest
High School Boys Basketball   Biggs High Booster Club   Sheriff Sunshine Fund   CSUC-The Maestro Foundation   Gustine High School Athletic Boosters
Ducks Unlimited, Inc.   Yuba College Athletic Dept.   Shasta Bl

ife for all



FIREFIGHTER
CDF-FIRE

...es for KIXE's fund-raising. Redding Branch ...or KIXE throughout the year. ...hstate Public Radio.

Tracy Louie, Yreka Branch Manager, presents a prize to the Siskiyou Silver Dollar Fair Rodeo champion. Local fairs, festivals, parades and rodeos are supported by Tri Counties Bank's employees with donations and involvement.

KIXE · Soroptomists · West Valley High Girls Basketball · YMCA Building Fund · Redding Swim Team · Shingletown
Foothill High Scoreboard · State Fair Committee · Inter-Mountain Fair Days · Shasta Wild Life Rescue
Paradise Rotary Club · Yuba County and Sutter Counties Sheriffs Posse Rodeo · City of Flags · Glenn County Sheriffs Posse's Rodeo Funday · Knights of
Chico Valley Scorchers Youth Cheer · Chico Community Ballet · Chico Museum · Richvale Foundation
Burney Lions Club · California Women for Ag · Nevada County Fair
Siskiyou Silver Dollar Fair · Red Bluff Team Penning · Orland Business Improvement Association
...co High School Cats Wrestling Booster Club · Paradise Irrigation District Kids Fishing Day
Siskiyou Live Stock Sales · Tehama Live Stock Sales
Marysville Lions Club · Glenn County Sheriff's Posse · Orland Girls Softball League · Willows Little League · Capay Volunteer Fire Dept. · CSUC
...ssoc. · PV Sports Booster · Pheasants Forever · Shasta Family YMCA · Chico Tennis Assoc. · Gustine
Society
Our Lady of Miracles Parents Club Spring Festival · City of Susanville Rodeo · Chico Area Recreation
...n County Fair · Mule Deer Foundation
Durham Area Swim Assoc. · Galaxy Elite Allstar Cheerleaders · Chico Shriners Club · Paradise
Chico Concours d'Elegance · Chico Police Officers' Assoc. · Lassen Co. Fair Junior Livestock Auction Sale
Chowchilla Rotary Club · Foothills Community Access TV · Palo Cedro Volunteer Fire Dept. · Palo Cedro



Hilltop branch manager Cher Matthews donates her time and expertise by giving business seminars and workshops. These are designed to strengthen the leadership and management skills of local community business leaders.

[illegible] Patterson High School Scholarship · Bakersfield Teen Challenge [illegible] Tosca Scholarship Community Assoc. · Gustine Unlimited Scholarship Trust Organization · Gustine Future Farmers of America Ag Booster [illegible] The North Valley 4-H After-school Program [illegible] Orland High School Scholarship [illegible] Kings Christian Elementary School Scholarship [illegible] Fall River High School Building Fund · Downtown Benefit Assoc. Park-n-Shine · Chico Chamber of Commerce [illegible] Notre Dame Elementary School Scholarship [illegible] Durham High School Scholarship · Willows High School Scholarship [illegible] Oroville High School Scholarship · Paradise High School Scholarship [illegible] Chico Area Schools Scholarships [illegible] Chico Christian Elementary School Scholarship [illegible] Champion Christian Elementary School Scholarship · Boys & Girls Club Camp Journey [illegible] Girl Scout Jamboree · Chico Mall Kids Club · PV Grad Nite 2001 · Big Brothers and Big Sisters · Durham Unified Intermediate School Destination ImagiNation Team · Emma Wilson Environmental Camp · Chico High School Music Dept. [illegible] Leadership Redding [illegible] Nevada Union High School Scholarship [illegible] Wilson Middle School · Greater Yosemite Council, Boy Scouts of America [illegible] Live Oak High School Scholarship [illegible] Faith Christian High School Scholarship · East Nicholas High School Scholarship [illegible] Four Winds Indian Education, Inc. [illegible] Patterson-Westley Chamber of Commerce [illegible] Marysville High School Scholarship · Wheatland High School Scholarship [illegible] Lindhurst High School Scholarship · Sutter High School Scholarship [illegible] Yuba City High School Scholarship [illegible] Bear River High School Scholarship [illegible] Redding Chamber of Commerce [illegible] Durham High School Sober Grad Night [illegible] Orland Business Improvement Association [illegible] Orland High School Safe and Sober Graduation [illegible] Orland High School Land of Troy Newspaper [illegible] Willows Intermediate School [illegible] Yuba Sutter Chamber of Commerce Business Showcase [illegible] Chowchilla District Chamber of Commerce [illegible] Middletown High School Scholarship · Cornerstone Christian School [illegible] Butte College Scholarship [illegible] Gridley High School Scholarship · Paradise Chamber of Commerce · Foothill High School Academic Awards [illegible] Chico High Grad Night [illegible] Central Valley High School [illegible] CSUC Students in Free Enterprise [illegible] Schools for Excellence [illegible] Middletown Merchant Assoc. [illegible] Bethel Christian School [illegible] Fall River Chamber of Commerce [illegible] Shasta Family YMCA


NICOLE BOSANE

Tri Counties Bank Call Center Assistant Manager Nicole Bosanek participated in 4-H as a child. Today, Nicole returns the gift as Chief Financial Officer for the North Valley 4-H After-School Child Care Program. She also mentors young 4-H members raising livestock.

To the Board of Directors and Shareholders of TriCo Bancshares and Subsidiary:

We have audited the accompanying consolidated balance sheets of TriCo Bancshares (a California corporation) and Subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TriCo Bancshares and Subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

San Francisco, California
January 18, 2002

Market Information

The Common Stock of the Company trades on the NASDAQ National Market under the symbol "TCBK." The shares were first listed in the NASDAQ Stock Market in April 1993.

The following table summarizes the Common Stock high and low trading prices and volume of shares traded by quarter as reported by NASDAQ.

Quarter Ended:[1]	Prices of the Company's Common Stock High	Low	Approximate Trading Volume (in shares)
March 31, 2000	$ 19.25	$ 14.75	563,400
June 30, 2000	17.00	15.44	446,100
September 30, 2000	17.50	15.69	620,900
December 31, 2000	17.00	14.75	232,700
March 31, 2001	16.63	14.88	707,000
June 30, 2001	17.33	14.81	667,900
September 30, 2001	19.80	16.75	530,000
December 31, 2001	19.74	17.93	874,200

[1]Quarterly trading activity has been compiled from NASDAQ trading reports.

Holders

As of February 12, 2002, there were approximately 1,754 holders of record of the Company's Common Stock.

Dividends

The Company has paid quarterly dividends since March 1990. On February 12, 2002, the Company declared a quarterly cash dividend of $0.20 per share payable on March 29, 2002, to holders of record at the close of business on March 8, 2002. The Company paid quarterly dividends of $0.20 per share in each quarter of 2001 as well as the second, third and fourth quarters of 2000, and $0.19 per share in the first quarter of 2000.

The holders of Common Stock of the Company are entitled to receive cash dividends when and as declared by the Board of Directors, out of funds legally available therefore, subject to the restrictions set forth in the California General Corporation Law (the "Corporation Law"). The Corporation Law provides that a corporation may make a distribution to its shareholders if the corporation's retained earnings equal at least the amount of the proposed distribution.

The Company, as sole shareholder of the Bank, is entitled to receive dividends when and as declared by the Bank's Board of Directors, out of funds legally available therefore, subject to the powers of the FDIC and the restrictions set forth in the California Financial Code (the "Financial Code"). The Financial Code provides that a bank may not make any distributions in excess of the lesser of: (i) the bank's retained earnings, or (ii) the bank's net income for the last three fiscal years, less the amount of any distributions made by the bank to its shareholders during such period. However, a bank may, with the prior approval of the California Superintendent of Banks (the "Superintendent"), make a distribution to its shareholders of up to the greater of (A) the bank's retained earnings, (B) the bank's net income for its last fiscal year, or (C) the bank's net income for its current fiscal year. If the Superintendent determines that the shareholders' equity of a bank is inadequate or that a distribution by the bank to its shareholders would be unsafe or unsound, the Superintendent may order a bank to refrain from making a proposed distribution. The FDIC may also order a bank to refrain from making a proposed distribution when, in its opinion, the payment of such would be an unsafe or unsound practice. The Bank paid dividends totaling $12,187,000 to the Company in 2001. As of December 31, 2001, and subject to the limitations and restrictions under applicable law, the Bank had funds available for dividends in the amount of $13,327,000.

The Federal Reserve Act limits the loans and advances that the Bank may make to its affiliates. For purposes of such Act, the Company is an affiliate of the Bank. The Bank may not make any loans, extensions of credit or advances to the Company if the aggregate amount of such loans, extensions of credit, advances and any repurchase agreements and investments exceeds 10% of the capital stock and surplus of the Bank. Any such permitted loan or advance by the Bank must be secured by collateral of a type and value set forth in the Federal Reserve Act.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

Assets	December 31, 2001	2000
Cash and due from banks	$ 59,264	$ 58,190
Federal funds sold	18,700	—
Cash and cash equivalents	77,964	58,190
Investment securities	224,590	229,110
Loans:		
Commercial	130,054	148,135
Consumer	155,046	120,247
Real estate mortgages	326,897	334,010
Real estate construction	46,735	37,999
	658,732	640,391
Less: Allowance for loan losses	13,058	11,670
Net loans	645,674	628,721
Premises and equipment, net	16,457	16,772
Cash value of life insurance	14,602	13,753
Other real estate owned	71	1,441
Accrued interest receivable	5,522	6,935
Deferred income taxes	9,334	8,418
Intangible assets	5,070	5,464
Other assets	6,163	3,267
Total assets	$ 1,005,447	$ 972,071
Liabilities and Shareholders' Equity		
Deposits:		
Noninterest-bearing demand	$190,386	$ 168,542
Interest-bearing demand	165,542	150,749
Savings	247,399	214,158
Time certificates, $100,000 and over	70,302	93,342
Other time certificates	206,764	211,041
Total deposits	880,393	837,832
Federal funds purchased	—	500
Accrued interest payable	3,488	5,245
Other liabilities	11,677	9,278
Long-term debt and other borrowings	22,956	33,983
Total liabilities	918,514	886,838
Commitments and contingencies (Note H)		
Shareholders' equity:		
Common stock, no par value: Authorized 20,000,000 shares; issued and outstanding 7,000,980 and 7,181,226 shares, respectively	49,679	50,428
Retained earnings	37,909	35,129
Accumulated other comprehensive income (loss)	(655)	(324)
Total shareholders' equity	86,933	85,233
Total liabilities and shareholders' equity	$ 1,005,447	$ 972,071

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except earnings per share)

	Years Ended December 31,		
	2001	2000	1999
Interest income:			
Interest and fees on loans	$ 60,104	$ 62,161	$ 53,395
Interest on investment securities—taxable	9,543	11,704	12,500
Interest on investment securities—tax exempt	2,219	2,250	2,229
Interest on federal funds sold	1,506	538	465
Total interest income	**73,372**	76,653	68,589
Interest expense:			
Interest on interest-bearing demand deposits	1,487	2,360	2,287
Interest on savings	4,759	6,837	6,811
Interest on time certificates of deposit	10,871	11,325	8,970
Interest on time certificates of deposit, $100,000 and over	4,390	4,481	3,209
Interest on short-term borrowing	7	623	386
Interest on long-term debt	1,972	2,917	2,707
Total interest expense	**23,486**	28,543	24,370
Net interest income	**49,886**	48,110	44,219
Provision for loan losses	**4,400**	5,000	3,550
Net interest income after provision for loan losses	**45,486**	43,110	40,669
Noninterest income:			
Service charges and fees	8,095	7,484	7,127
Gain on sale of investments	36	—	24
Gain on sale of insurance company stock	1,756	—	—
Gain on receipt of insurance company stock	—	1,510	—
Other income	5,174	5,651	4,974
Total noninterest income	**15,061**	14,645	12,101
Noninterest expenses:			
Salaries and related expenses	21,396	19,912	17,837
Other, net	19,408	17,983	16,996
Total noninterest expenses	**40,804**	37,895	34,833
Income before income taxes	**19,743**	19,860	17,937
Income taxes	**7,324**	7,237	6,534
Net income	**$12,419**	$12,623	$11,403
Basic earnings per common share	**$ 1.76**	$ 1.76	$ 1.60
Diluted earnings per common share	**$ 1.72**	$ 1.72	$ 1.56

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years ended December 31, 2001, 2000 and 1999 (in thousands, except share amounts)

	Common Stock: Number of Shares	Common Stock: Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total	Comprehensive Income
Balance, December 31, 1998	7,050,900	$48,838	$22,257	$ 934	$72,029	
Exercise of Common Stock options	106,440	1,074			1,074	
Repurchase of Common Stock	(5,101)	(35)	(51)		(86)	
Common Stock cash dividends			(4,996)		(4,996)	
Stock option amortization		166			166	
Comprehensive income:						
Net income			11,403		11,403	$11,403
Other comprehensive income, net of tax:						
Change in unrealized (loss) on securities, net of tax and reclassification adjustments (Note A):						(6,467)
Other comprehensive loss				(6,467)	(6,467)	(6,467)
Comprehensive income						$4,936
Balance, December 31, 1999	7,152,329	50,043	28,613	(5,533)	73,123	
Exercise of Common Stock options	78,625	665			665	
Repurchase of Common Stock	(49,728)	(349)	(427)		(776)	
Common Stock cash dividends			(5,680)		(5,680)	
Stock option amortization		69			69	
Comprehensive income:						
Net income			12,623		12,623	$12,623
Other comprehensive income, net of tax:						
Change in unrealized gain on securities, net of tax and reclassification adjustments (Note A):						5,209
Other comprehensive income				5,209	5,209	5,209
Comprehensive income						$17,832
Balance, December 31, 2000	7,181,226	50,428	35,129	(324)	85,233	
Exercise of Common Stock options	192,530	1,872			1,872	
Repurchase of Common Stock	(372,776)	(2,621)	(3,997)		(6,618)	
Common Stock cash dividends			(5,642)		(5,642)	
Comprehensive income:						
Net income			12,419		12,419	$12,419
Other comprehensive income, net of tax:						
Change in unrealized gain on securities, net of tax and reclassification adjustments (Note A):						441
Change in minimum pension liability, net of tax (Note A)						(772)
Other comprehensive income:				(331)	(331)	(331)
Comprehensive income						$12,088
Balance, December 31, 2001	7,000,980	$49,679	$37,909	($655)	$86,933	

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

December 31,	Years ended 2001	2000	1999
Operating activities:			
Net income	**$12,419**	$ 12,623	$ 11,403
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	**4,400**	5,000	3,550
Provision for losses on other real estate owned	**18**	25	10
Depreciation and amortization	**2,708**	2,641	2,615
Amortization of intangible assets	**911**	965	1,135
(Accretion) amortization of investment security (discounts) premiums, net	**398**	217	538
Deferred income taxes	**(660)**	(650)	(410)
Investment security gains, net	**(36)**	—	(24)
Gain on receipt of insurance company stock	**—**	(1,510)	—
Gain on sale of insurance company stock	**(1,756)**	—	—
Gain on sale of loans	**(918)**	(525)	(800)
Gain on sale of other real estate owned, net	**(80)**	(83)	(178)
Amortization of stock options	**—**	69	166
Change in assets and liabilities:			
Decrease (increase) in interest receivable	**1,413**	(859)	(255)
Increase (decrease) in interest payable	**(1,757)**	1,052	330
Increase in other assets and liabilities	**(2,756)**	(127)	(2,481)
Net cash provided by operating activities	**14,304**	18,838	15,599
Investing activities:			
Proceeds from maturities of securities available-for-sale	**85,619**	39,663	64,496
Proceeds from sales of securities available-for-sale	**14,119**	—	14,137
Purchases of securities available-for-sale	**(93,125)**	(27,567)	(41,372)
Net increase in loans	**(20,760)**	(57,805)	(56,138)
Purchases of premises and equipment	**(1,951)**	(2,998)	(2,058)
Proceeds from sale of other real estate owned	**1,757**	928	1,268
Proceeds from sale of premises and equipment	**32**	40	44
Net cash used by investing activities	**(14,309)**	(47,739)	(19,623)
Financing activities:			
Net increase in deposits	**42,561**	43,722	24,937
Net increase (decrease) in federal funds purchased	**(500)**	500	(14,000)
Borrowings under long-term debt agreements	**—**	35,000	21,000
Payments of principal on long-term debt agreements	**(11,027)**	(46,522)	(13,419)
Repurchase of Common Stock	**(6,618)**	(776)	(86)
Cash dividends — Common	**(5,642)**	(5,680)	(4,996)
Issuance of Common Stock	**1,005**	411	541
Net cash provided by financing activities	**19,779**	26,655	13,977
Increase (decrease) in cash and cash equivalents	**19,774**	(2,246)	9,953
Cash and cash equivalents at beginning of year	**58,190**	60,436	50,483
Cash and cash equivalents at end of year	**$77,964**	$ 58,190	$ 60,436
Supplemental information:			
Cash paid for taxes	**$ 9,089**	$ 7,573	$ 7,240
Cash paid for interest expense	**$ 25,243**	$ 27,491	$ 24,040
Non-cash assets acquired through foreclosure	**$ 325**	$ 1,551	$ 673

See Notes to Consolidated Financial Statements

TriCo Bancshares—Executive Officers

Richard P. Smith . . . . President & Chief Executive Officer

Thomas J. Reddish. . . . . . Vice President & Chief Financial Officer

Wendell J. Lundberg . . . . Secretary

Tri Counties Bank—Executive Officers

Richard P. Smith . . . . President & Chief Executive Officer

Richard O'Sullivan . . . . . . Executive Vice President Sales & Service

Andrew P. Mastorakis . . . Executive Vice President Retail Banking

Craig Carney . . . . Senior Vice President Chief Credit Officer

Thomas J. Reddish. . . . . . Vice President & Chief Financial Officer

TriCo Bancshares Headquarters

63 Constitution Drive
Chico, California 95973
Telephone (530) 898-0300

Notice of Annual Meeting

Tuesday May 14, 2002, at 6:00 P.M.
63 Constitution Drive
Chico, California 95973

Shareholder Relations

Suzanne Youngs
63 Constitution Drive
Chico, California 95973
(530) 898-0300

Transfer Agent

Mellon Investor Services
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660

Internet Address: www.mellon-investor.com

Stock Listing

NASDAQ Stock Exchange
Symbol: "TCBK"

The Company will provide to any interested party, without charge, a copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2001, as filed with the Securities and Exchange Commission, including the financial statements and schedules thereto.
The report may be obtained by written request to: **Corporate Secretary, TriCo Bancshares, 63 Constitution Drive, Chico, CA 95973.**

Tri Counties Bank Traditional Branch Locations

Pillsbury Branch
2171 Pillsbury Road
P.O. Box 1130
Chico, CA 95927
(530) 898-0470

Park Plaza Branch
780 Mangrove Ave.
P.O. Box 2207
Chico, CA 95927
(530) 898-0400

Durham Branch
9411 Midway
P.O. Box 190
Durham, CA 95938
(530) 898-0430

Orland Branch
100 East Walker Street
P.O. Box 188
Orland, CA 95963
(530) 865-5524

Willows Branch
210 North Tehama Street
P.O. Box 1158
Willows, CA 95988
(530) 934-2191

Chico Mall Branch
1950 E. 20th St.-Suite 725
Chico, CA 95928
(530) 898-0370

Cottonwood Branch
3349 Main Street
P.O. Box 410
Cottonwood, CA 96022
(530) 347-3751

Palo Cedro Branch
9125 Deschutes Road
P.O. Box 144
Palo Cedro, CA 96073
(530) 547-4494

Burney Branch
37093 Main Street
Burney, CA 96013
(530) 335-2215

Fall River Mills Branch
43308 State Highway 299E
P.O. Box 758
Fall River Mills, CA 96028
(530) 336-6291

Redding Branch
1845 California Street
Redding, CA 96001
(530) 245-5930

Bieber Branch
Bridge & Market Streets
P.O. Box 217
Bieber, CA 96009
(530) 294-5211

Yreka Branch
165 S. Broadway
P.O. Box 98
Yreka, CA 96097
(530) 842-2761

Yuba City Branch
1441 Colusa Avenue
Yuba City, CA 95993
(530) 671-5563

Hilltop Branch
1250 Hilltop Drive
P.O. Box 494549
Redding, CA 96049
(530) 223-3307

Marysville Branch
729 E Street
Marysville, CA 95901
(530) 749-1639

Chowchilla Branch
305 Trinity Avenue
Chowchilla, CA 93610
(559) 665-4868

Covelo Branch
76405 Covelo Road
P.O. Box 278
Covelo, CA 95428
(707) 983-6142

Crescent City Branch
936 Third Street
Crescent City, CA 95531
(707) 464-4145

Gustine Branch
319 Fifth Street
Gustine, CA 95322
(209) 854-3761

Middletown Branch
21097 Calistoga Street
Middletown, CA 95461
(707) 987-3196

Mt. Shasta Branch
204 Chestnut Street
Mt. Shasta, CA 96067
(530) 926-2653

Patterson Branch
17 Plaza
Patterson, CA 95363
(209) 892-4098

Susanville Branch
1605 Main Street
Susanville, CA 96130
(530) 257-4151

Weed Branch
303 Main Street
Weed, CA 96094
(530) 938-4401

Paradise Branch
6848 "Q" Skyway
Paradise, CA 95969
(530) 872-2992

Sacramento Branch
1760 Challenge Way
Suite 100
Sacramento, CA 95815
(916) 648-9370

Bakersfield Branch
5201 California Avenue
Suite 102
Bakersfield, CA 93309
(661) 325-9321

Modesto Branch
3320 Tully Road,
Modesto, CA 95350
(209) 548-4030

Visalia Branch
2914 W. Main Street,
Visalia, CA 93291
(559) 741-2940

Tri Counties Bank In-store Branch Locations

At Raley's
700 Onstott Road
Yuba City, CA 95991
(530) 751-8415

At Raley's
727 South Main Street
Red Bluff, CA 96080
(530) 529-7080

At Raley's
201 Lake Boulevard
Redding, CA 96003
(530) 245- 4650

At Raley's
110 Hartnell Avenue
Redding, CA 96002
(530) 224-3430

At Albertsons
146 W. East Avenue
Chico, CA 95973
(530) 898-0380

At Albertsons
12054 Nevada City Hwy
Grass Valley, CA 95949
(530) 477-9740

Beale Air Force Base
17601-25th Street
Bldg 256
BAFB, CA 95902
(530) 788-7851

Tri Counties Bank Administration Office

63 Constitution Drive
Chico, CA 95973
(530) 898-0300
Fax: (530) 898-0310

Coming in 2002

Oroville
1180 Oro Dam Boulevard
Oroville, CA 95965

At Raley's, Brentwood
2400 Sand Creek Road
Brentwood, CA 94513-5361

Fresno
N. Marks Ave & Herndon Ave.
Fresno, CA 93711

At Raley's, North Sacramento
4650 Natomas Boulevard
Sacramento, CA 95835

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 10-K

Annual Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

Commission File Number 0-10661

TriCo Bancshares
(Exact name of registrant as specified in its charter)

California	94-2792841
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
63 Constitution Drive, Chico, California	95973
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (530) 898-0300
Securities registered pursuant to Section 12(b) of the Act: None.
Securities registered pursuant to Section 12(g) of the Act:

Common Stock, without par value
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES X NO ___

The aggregate market value of the voting stock held by non-affiliates of the registrant, as of February 12, 2002, was approximately $100,102,000. This computation excludes a total of 1,960,200 shares which are beneficially owned by the officers and directors of Registrant who may be deemed to be the affiliates of Registrant under applicable rules of the Securities and Exchange Commission.

The number of shares outstanding of Registrant's classes of common stock, as of February 12, 2002, was 6,990,980 shares of Common Stock, without par value.

The following documents are incorporated herein by reference into the parts of Form 10-K indicated: Registrant's Annual Report to Shareholders for the fiscal year ended December 31, 2001, for Item 7, and Registrant's Proxy Statement for use in connection with its 2002 Annual Meeting of Shareholders, for Part III.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment to this Form 10-K. [X]

PART I

1. BUSINESS

Formation of Bank Holding Company. TriCo Bancshares (hereinafter the "Company") was incorporated under the laws of the State of California on October 13, 1981. It was organized at the direction of the Board of Directors of Tri Counties Bank (the "Bank") for the purpose of forming a bank holding company. On September 7, 1982, a wholly-owned subsidiary of the Company was merged with and into the Bank resulting in the shareholders of the Bank becoming the shareholders of the Company and the Bank becoming the wholly-owned subsidiary of the Company. (The merger of the wholly-owned subsidiary of the Company with and into the Bank is hereafter referred to as the "Reorganization.") At the time of the Reorganization, the Company became a bank holding company subject to the supervision of the Board of Governors of the Federal Reserve System (the "FRB") in accordance with the Bank Holding Company Act of 1956, as amended. The Bank remains subject to the supervision of the State of California Department of Financial Institutions and the Federal Deposit Insurance Corporation (the "FDIC"). The Bank currently is the only subsidiary of the Company and the Company has not yet commenced any business operations independent of the Bank.

Provision of Banking Services. The Bank was incorporated as a California banking corporation on June 26, 1974, and received its Certificate of Authority to begin banking operations on March 11, 1975.

The Bank engages in the general commercial banking business in the California counties of Butte, Del Norte, Glenn, Kern, Lake, Lassen, Madera, Mendocino, Merced, Nevada, Sacramento, Shasta, Siskiyou, Stanislaus, Sutter, Tehama, Tulare, and Yuba. The Bank currently has 30 traditional branches, and 7 in-store branches. It opened its first banking office in Chico, California in 1975, followed by branch offices in Willows, Durham and Orland, California. The Bank opened its fifth banking office at an additional location in Chico in 1980. On March 27, 1981, the Bank acquired the assets of Shasta County Bank and thereby acquired six additional offices. These offices are located in the communities of Bieber, Burney, Cottonwood, Fall River Mills, Palo Cedro and Redding, California. On November 7, 1987, the Bank purchased the deposits and premises of the Yreka Branch of Wells Fargo Bank, thereby acquiring an additional branch office. On August 1, 1988, the Bank opened a new office in Chico at East 20th Street and Forest Avenue. The Bank opened a branch office in Yuba City on September 10, 1990. The Bank opened four supermarket branches in 1994. These supermarket branches were opened on March 7, March 28, June 6 and June 13, 1994 in Red Bluff, Yuba City, and two in Redding, respectively. The Bank added one conventional branch in Redding through its acquisition of Country National Bank on July 21, 1994. On November 7, 1995, the Bank opened a supermarket branch in Chico. In March 1996 the Bank opened its sixth supermarket branch in Grass Valley. The acquisition of Sutter Buttes Savings Bank in October 1996 added a branch in Marysville. Loan production offices were established in Bakersfield and Sacramento in 1996. On February 21, 1997, the Bank purchased nine branches from Wells Fargo Bank, N.A. The acquired branches are located in Crescent City, Weed, Mt. Shasta, Susanville, Covelo, Middletown, Patterson, Gustine and Chowchilla. This acquisition expanded the Bank's market area from the Sacramento Valley and intermountain areas to include parts of the northern coastal region and the northern San Joaquin Valley. In November 1998 the Bank converted its Bakersfield and Sacramento loan production offices to full service branches. In July 1999, the Bank opened a supermarket branch at Beale Air Force Base. The Bank opened branch offices in Visalia and Modesto, during August 1999 and January 2000, respectively. In August of 2000, the Bank opened its most recent branch in Paradise. The Bank plans on opening branches in Oroville and Brentwood in the second quarter of 2002.

General Banking Services. The Bank conducts a commercial banking business including accepting demand, savings and time deposits and making commercial, real estate, and consumer loans. It also offers installment note collection, issues cashier's checks and money orders, sells travelers checks and provides safe deposit boxes and other customary banking services. Brokerage services are provided at the Bank's offices by the Bank's association with Raymond James Financial Services, Inc. The Bank does not offer trust services or international banking services.

The Bank's operating policy since its inception has emphasized retail banking. Most of the Bank's customers are retail customers and small to medium-sized businesses. The business of the Bank emphasizes serving the needs of local businesses, farmers and ranchers, retired individuals and wage earners. The majority of the Bank's loans are direct loans made to individuals and businesses in the regions of California where its branches are located. At December 31, 2001, the total of the Bank's consumer installment loans outstanding was $155,046,000 (24%), the total of commercial loans outstanding was $130,054,000 (20%), and the total of real estate loans including construction loans of $46,735,000 was $373,632,000 (56%). The Bank takes real estate, listed and unlisted securities, savings and time deposits, automobiles, machinery, equipment, inventory, accounts receivable and notes receivable secured by property as collateral for loans.

Most of the Bank's deposits are attracted from individuals and business-related sources. No single person or group of persons provides a material portion of the Bank's deposits, the loss of any one or more of which would have a materially adverse effect on the business of the Bank, nor is a material portion of the Bank's loans concentrated within a single industry or group of related industries.

In order to attract loan and deposit business from individuals and small to medium-sized businesses, branches of the Bank set lobby hours to accommodate local demands. In general, lobby hours are from 9:00 a.m. to 5:00 p.m. Monday through Thursday, and from 9:00 a.m. to 6:00 p.m. on Friday. Certain branches with less activity open later and close earlier. Some Bank offices also utilize drive-up facilities operating from 9:00 a.m. to 7:00 p.m. The supermarket branches are open from 9:00 a.m. to 7:00 p.m. Monday through Saturday and 11:00 a.m. to 5:00 p.m. on Sunday.

The Bank offers 24-hour ATMs at almost all branch locations. The ATMs are linked to several national and regional networks such as CIRRUS and STAR. In addition, banking by telephone on a 24-hour toll-free number is available to all customers. This service allows a customer to obtain account balances and most recent transactions, transfer moneys between accounts, make loan payments, and obtain interest rate information.

In February 1998, the Bank became the first bank in the Northern Sacramento Valley to offer banking services on the Internet. This banking service provides customers one more tool for anywhere, anytime access to their accounts.

Other activities. In addition to the banking services referred to above, pursuant to California law, TCB Real Estate Corporation, a wholly-owned subsidiary of the Bank, was engaged in limited real estate investments until December 1998. At that time, TCB Real Estate Corporation divested its remaining real estate investments. Such investments consisted of holding certain real property for the purpose of development or as income earning assets. The amount of the Bank's assets committed to such investment did not exceed the total of the Bank's capital and surplus. In 1996 the FDIC directed the Bank to divest the properties held by TCB Real Estate Corporation and to terminate its operations. The Bank and the FDIC agreed to a plan that called for the divestiture by June 30, 1999. TCB Real Estate Corporation was dissolved on April 27, 1999.

The Bank may in the future engage in other businesses either directly or indirectly through subsidiaries acquired or formed by the Bank subject to regulatory constraints. See "Regulation and Supervision."

Employees. At December 31, 2001, the Company and the Bank employed 505 persons, including five executive officers. Full time equivalent employees were 412. No employees of the Company or the Bank are presently represented by a union or covered under a collective bargaining agreement. Management believes that its employee relations are excellent.

Competition. The banking business in California generally, and in the Bank's primary service area specifically, is highly competitive with respect to both loans and deposits. It is dominated by a relatively small number of major banks with many offices operating over a wide geographic area. Among the advantages such major banks have over the Bank are their ability to finance wide ranging advertising campaigns and to allocate their investment assets to regions of high yield and demand. By virtue of their greater total capitalization such institutions have substantially higher lending limits than does the Bank.

In addition to competing with savings institutions, commercial banks compete with other financial markets for funds. Yields on corporate and government debt securities and other commercial paper may be higher than on deposits, and therefore affect the ability of commercial banks to attract and hold deposits. Commercial banks also compete for available funds with money market instruments and mutual funds. During past periods of high interest rates, money market funds have provided substantial competition to banks for deposits and they may continue to do so in the future. Mutual funds are also a major source of competition for savings dollars.

As a consequence of the extensive regulation of commercial banking activities in the United States, the business of the Company and its subsidiary are particularly susceptible to being affected by enactment of federal and state legislation which may have the effect of increasing or decreasing the cost of doing business, modifying permissible activities or enhancing the competitive position of other financial institutions.

The Bank relies substantially on local promotional activity, personal contacts by its officers, directors, employees and shareholders, extended hours, personalized service and its reputation in the communities it services to compete effectively.

Regulation and Supervision. As a registered bank holding company under the Bank Holding Company Act of 1956 (the "BHC Act"), the Company is subject to the regulation and supervision of the Board of Governors of the Federal Reserve System ("FRB"). The BHC Act requires the Company to file reports with the FRB and provide additional information requested by the FRB. The Company must receive the approval of the FRB before it may acquire all or substantially all of the assets of any bank, or ownership or control of the voting shares of any bank if, after giving effect to such acquisition of shares, the Company would own or control more than 5 percent of the voting shares of such bank.

The Company and any subsidiaries it may acquire or organize will be deemed to be affiliates of the Bank within the Federal Reserve Act. That Act establishes certain restrictions, which limit the extent to which the Bank can supply its funds to the Company and other affiliates. The Company is also subject to restrictions on the underwriting and the public sale and distribution of securities. It is prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property, or furnishing of services.

The Company is prohibited from engaging in, or acquiring direct or indirect control of any company engaged in non-banking activities, unless the FRB by order or regulation has found such activities to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

Notwithstanding this prohibition, under the Financial Services Modernization Act of 1999, the Company may engage in any activity, and may acquire and retain the shares of any company engaged in any activity, that the FRB, in coordination with the Secretary of the Treasury, determines (by regulation or order) to be financial in nature or incidental to such financial activities. Furthermore, such law dictates several activities that are considered to be financial in nature, and therefore are not subject to FRB approval.

Under California law, dividends and other distributions by the Company are subject to declaration by the Board of Directors at its discretion out of net assets. Dividends cannot be declared and paid when such payment would make the Company insolvent.

FRB policy prohibits a bank holding company from declaring or paying a cash dividend which would impose undue pressure on the capital of subsidiary banks or would be funded only through borrowings or other arrangements that might adversely affect the holding company's financial position. The policy further declares that a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition. Other FRB policies forbid the payment by bank subsidiaries to their parent companies of management fees, which are unreasonable in amount or exceed a fair market value of the services rendered (or, if no market exists, actual costs plus a reasonable profit).

In addition, the FRB has authority to prohibit banks that it regulates from engaging in practices, which in the opinion of the FRB are unsafe or unsound. Such practices may include the payment of dividends under some circumstances. Moreover, the payment of dividends may be inconsistent with capital adequacy guidelines. The Company may be subject to assessment to restore the capital of the Bank should it become impaired.

The Company is subject to the minimum capital requirements of the FRB. As a result of these requirements, the growth in assets of the Company is limited by the amount of its capital accounts as defined by the FRB. Capital requirements may have an affect on profitability and the payment of distributions by the Company. If the Company is unable to increase its assets without violating the minimum capital requirements, or is forced to reduce assets, its ability to generate earnings would be reduced. Furthermore, earnings may need to be retained rather than paid as distributions to shareholders.

The FRB has adopted guidelines utilizing a risk-based capital structure. These guidelines apply on a consolidated basis to bank holding companies with consolidated assets of $150 million or more. For bank holding companies with less than $150 million in consolidated assets, the guidelines apply on a bank-only basis unless the holding company is engaged in non-bank activity involving significant leverage or has a significant amount of outstanding debt that is held by the general public. The Company currently has consolidated assets of more than $150 million; accordingly, the risk-based capital guidelines apply to the Company on a consolidated basis.

Qualifying capital is divided into two tiers. Tier 1 capital consists generally of common stockholders' equity, qualifying noncumulative perpetual preferred stock, qualifying cumulative perpetual preferred stock (up to 25 percent of total Tier 1 capital) and minority interests in the equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets. Tier 2 capital consists of, among other things, allowance for loan and lease losses up to 1.25 percent of weighted risk assets, perpetual preferred stock, hybrid capital instruments, perpetual debt, mandatory convertible debt securities, subordinated debt and intermediate-term preferred stock. Tier 2 capital qualifies as part of total capital up to a maximum of 100 percent of Tier 1 capital.

Amounts in excess of these limits may be issued but are not included in the calculation of risk-based capital ratios. As of December 31, 2001, the Company must have a minimum ratio of qualifying total capital to weighted risk assets of 8 percent, of which at least 4 percent must be in the form of Tier 1 capital.

The Federal regulatory agencies have adopted a minimum Tier 1 leverage ratio which is intended to supplement risk-based capital requirements and to ensure that all financial institutions, even those that invest predominantly in low-risk assets, continue to maintain a minimum level of Tier 1 capital. These regulations provide that a banking organization's minimum Tier 1 leverage ratio be determined by dividing its Tier 1 capital by its quarterly average total assets, less goodwill and certain other intangible assets. Under the current rules, the Company is required to maintain a minimum Tier 1 leverage ratio of 4 percent.

Insurance of Deposits. The Bank's deposit accounts are insured up to a maximum of $100,000 per depositor by the FDIC. The FDIC issues regulations and generally supervises the operations of its insured banks. This supervision and regulation is intended primarily for the protection of depositors, not shareholders.

As of December 31, 2001, the deposit insurance premium rate was $0.0188 per $100.00 in deposits. In November 1990, federal legislation was passed which removed the cap on the amount of deposit insurance premiums that can be charged by the FDIC. Under this legislation, the FDIC is able to increase deposit insurance premiums as it sees fit. This could result in a significant increase in the cost of doing business for the Bank in the future. The FDIC now has authority to adjust deposit insurance premiums paid by insured banks every six months.

The Bank's Risk-Based Capital Requirements. The Bank is subject to the minimum capital requirements of the FDIC. As a result of these requirements, the growth in assets of the Bank is limited by the amount of its capital accounts as defined by the FRB. Capital requirements may have an effect on profitability and the payment of dividends on the common stock of the Bank. If the Bank is unable to increase its assets without violating the minimum capital requirements or is forced to reduce assets, its ability to generate earnings would be reduced. Further, earnings may need to be retained rather than paid as dividends to the Company.

Federal banking law requires the federal banking regulators to take "prompt corrective action" with respect to banks that do not meet minimum capital requirements. In response to this requirement, the FDIC adopted final rules based upon the five capital tiers defined by the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA): well capitalized, adequately capitalized, under capitalized, significantly under capitalized and critically under capitalized. For example, the FDIC's rules provide that an institution is "well-capitalized" if its total risk-based capital ratio is 10 percent or greater, its Tier 1 risk-based capital ratio is 6 percent or greater, its leverage ratio is 5 percent or greater, and the institution is not subject to a capital directive or an enforceable written agreement or order. A bank is "adequately capitalized" if its total risk-based capital ratio is 8 percent or greater, its Tier 1 risk-based capital ratio is 4 percent or greater, and its leverage ratio is 4 percent or greater (3 percent or greater for certain of the highest-rated institutions). An institution is "significantly undercapitalized" if its risk-based capital ratio is less than 6 percent, its Tier 1 risk-based capital ratio is less than 3 percent, or its tangible equity (Tier 1 capital) to total assets is equal to or less than 2 percent. An institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it engages in unsafe or unsound banking practices.

No sanctions apply to institutions which are "well" or "adequately" capitalized under the prompt corrective action requirements. Undercapitalized institutions are required to submit a capital restoration plan for improving capital. In order to be accepted, such plan must include a financial guaranty from the institution's holding company that the institution will return to capital compliance. If such a guarantee were deemed to be a commitment to maintain capital under the federal Bankruptcy Code, a claim for a subsequent breach of the obligations under such guarantee in a bankruptcy proceeding involving the holding company would be entitled to a priority over third-party general unsecured creditors of the holding company. Undercapitalized institutions are prohibited from making capital distributions or paying management fees to controlling persons; may be subject to growth limitations; and acquisitions, branching and entering into new lines of business are restricted. Finally, the institution's regulatory agency has discretion to impose certain of the restrictions generally applicable to significantly undercapitalized institutions.

In the event an institution is deemed to be significantly undercapitalized, it may be required to: sell stock, merge or be acquired, restrict transactions with affiliates, restrict interest rates paid on deposits, divest a subsidiary, or dismiss specified directors or officers. If the institution is a bank holding company, it may be prohibited from making any capital distributions without prior approval of the FRB and may be required to divest a subsidiary. A critically undercapitalized institution is generally prohibited from making payments on subordinated debt and may not, without the approval of the FDIC, enter into a material transaction other than in the ordinary course of business, engage in any covered transaction, or pay excessive compensation or bonuses. Critically undercapitalized institutions are subject to appointment of a receiver or conservator.

Bank Regulation. The federal regulatory agencies are required to adopt regulations, which will establish safety and soundness standards that apply to banks and bank holding companies. These standards must address bank operations, management, asset quality, earnings, stock valuation and employee compensation. A bank holding company or bank failing to meet established standards will face mandatory regulatory enforcement action.

The grounds upon which a conservator or receiver of a bank can be appointed have been expanded. For example, a conservator or receiver can be appointed for a bank that fails to maintain minimum capital levels and has no reasonable prospect of becoming adequately capitalized.

Federal law also requires, with some exception, that each bank have an annual examination performed by its primary federal regulatory agency, and an outside independent audit. The outside audit must consider bank regulatory compliance in addition to financial statement reporting.

Federal law also restricts the acceptance of brokered deposits by insured depository institutions and contains a number of consumer banking provisions, including disclosure requirements and substantive contractual limitations with respect to deposit accounts.

Governmental Monetary Policies and Economic Conditions. The principal sources of funds essential to the business of banks and bank holding companies are deposits, stockholders' equity and borrowed funds. The availability of these various sources of funds and other potential sources, such as preferred stock or commercial paper, and the extent to which they are utilized, depends on many factors, the most important of which are the FRB's monetary policies and the relative costs of different types of funds. An important function of the FRB is to regulate the national supply of bank credit in order to combat recession and curb inflationary pressure. Among the instruments of monetary policy used by the FRB to implement these objections are open market operations in United States Government securities, changes in the discount rate on bank borrowings, and changes in reserve requirements against bank deposits. The monetary policies of the FRB have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. In view of the recent changes in regulations affecting commercial banks and other actions and proposed actions by the federal government and its monetary and fiscal authorities, including proposed changes in the structure of banking in the United States, no prediction can be made as to future changes in interest rates, credit availability, deposit levels, the overall performance of banks generally or the Company and its subsidiaries in particular.

General. The Company conducts all of its business operations within a single geographic area. The Company is principally engaged in traditional community banking activities provided through its thirty branches and seven in-store branches located throughout Northern and Central California. Community banking activities include the Bank's commercial and retail lending, deposit gathering and investment and liquidity management activities. In addition to its community banking services, the Bank offers investment brokerage and leasing services. In 1998 and prior, the Company held investments in real estate through its wholly-owned subsidiary, TCB Real Estate. These activities were monitored and reported by Bank management as separate operating segments.

2. PROPERTIES

As the Company has not yet acquired any properties independent of the Bank, its only subsidiary, the properties of the Bank and the Bank's subsidiaries comprise all of the properties of the Company.

Bank Properties

The Bank owns and leases properties that house administrative and data processing functions and 37 banking offices. Owned and leased branches and major facilities are listed below.

Branch/Facility[3]	Address	Square Ft.	Lease Expires
Bakersfield	5201 California Ave., Suite 102 Bakersfield, CA 93309	3,200	January 31, 2005
Beale AFB ISB	17601 25th St. Bldg. 25608 (Commissary) Beale AFB, CA 95903		February 23, 2004
Bieber	Bridge & Market Streets Bieber, CA 96009		Owned
Burney	37093 Main St. Burney, CA 96013	3,500	Owned
California Street	1845 California St. Redding, CA 96001	3,265	Owned
Chico Mall	1950 E. 20th St., Suite G725 Chico, CA 95928		August 31, 2005
Chowchilla	305 Trinity St. Chowchilla, CA 93610	6,000	December 31, 2009
Cottonwood	3349 Main St. Cottonwood, CA 96022	4,900	Owned
Covelo	76405 Covelo Rd. Covelo, CA 95428	3,000	Month-to-Month
Crescent City	936 Third St. Crescent City, CA 95531	4,700	Owned
Data Processing	1103 Fortress St. Chico, CA 95926	13,600	April 24, 2011
Durham	9411 Midway Durham, CA 95938	2,150	Owned
East Ave. ISB	146 W. East Ave. (Albertson's) Chico, CA 95973	475	August 22, 2005
Fall River Mills	43308 Hwy. 299 East Fall River Mills, CA 96028	2,200	Owned
Grass Valley ISB	12054 Nevada City Hwy. (Albertson's) Grass Valley, CA 95949	450	August 22, 2005
Gustine	319 Fifth St. Gustine, CA 95322	5,100	Owned
Hartnell ISB	110 Hartnell Ave. (Raley's) Redding, CA 96002	482	May 29, 2004
Headquarters Bldg.	63 Constitution Dr. Chico, CA 95973	30,000	Owned
Hilltop	1250 Hilltop Dr. Redding, CA 96049	6,252	Owned
Lake Blvd. ISB	201 Lake Blvd. (Raley's) Redding, CA 96003	482	May 29, 2004
Marysville	729 E St. Marysville, CA 95901	1,600	November 30, 2002
Middletown	21097 Calistoga Rd. Middletown, CA 95461	2,600	April 30, 2007
Modesto	3320 Tully Rd., Suite 3 Modesto, CA 95350	3,850	August 31, 2004
Mt. Shasta	204 Chestnut St. Mt. Shasta, CA 96067	6,500	February 28, 2007
Orland	100 E. Walker St. Orland, CA 95963	3,300	Owned
Palo Cedro	9125 Deschutes Rd. Palo Cedro, CA 96073	3,400	Owned
Paradise	6848 "Q" Skyway Paradise, CA 95963	6,600	May 31, 2010
Park Plaza	780 Mangrove Ave. Chico, CA 95926	10,000	December 31, 2009
Patterson	17 Plaza Patterson, CA 95363	4,000	Owned
Pillsbury	2171 Pillsbury Rd. Chico, CA 95926	5,705	Owned
Red Bluff ISB	727 Main St. (Raley's) Red Bluff, CA 96080	482	February 27, 2004
Redding[2]	1810 Market St. Redding, CA 96001	14,000	Owned
Susanville	1605 Main St. Susanville, CA 96130	7,200	March 31, 2002
Sacramento	1760 Challenge Way, Suite 100 Sacramento, CA 95815	3,005	June 30, 2005
TriCo Offices[1]	15 Independence Circle	7,000	April 24, 2011
Visalia	2914 W. Main St. Visalia, CA 93291	2,400	April 30, 2002
Weed	303 Main St. Weed, CA 96094	6,200	Owned
Willows	210 N. Tehama St. Willows, CA 95988	4,800	Owned
Yreka	165 S. Broadway Yreka, CA 96097	6,000	Owned
Yuba City	1441 Colusa Ave. Yuba City, CA 95993	6,900	Owned
Yuba City ISB	700 Onstott Rd. (Raley's) Yuba City, CA 95991	482	March 29, 2004

[1]This leased building was vacated in 1998 and is being subleased.

[2]This building was vacated in 1997 and is currently being leased.

[3]"ISB" in branch name indicates In-store branch.

3. LEGAL PROCEEDINGS

Neither the Company nor the Bank is a party to any material legal proceedings, other than ordinary routine litigation incidental to the business of the Company and the Bank, nor is any of their property the subject of any such proceedings.

4. SUBMISSION OF MATTERS TO VOTE OF SECURITY HOLDERS

Not applicable.

PART II

5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

The Common Stock of the Company trades on the NASDAQ National Market under the symbol "TCBK." The shares were first listed in the NASDAQ Stock Market in April 1993.

The following table summarizes the Common Stock high and low trading prices and volume of shares traded by quarter as reported by NASDAQ.

Quarter Ended:[1]	Prices of the Company's Common Stock High	Low	Approximate Trading Volume (in shares)
March 31, 2000	$ 19.25	$ 14.75	563,400
June 30, 2000	17.00	15.44	446,100
September 30, 2000	17.50	15.69	620,900
December 31, 2000	17.00	14.75	232,700
March 31, 2001	16.63	14.88	707,000
June 30, 2001	17.33	14.81	667,900
September 30, 2001	19.80	16.75	530,000
December 31, 2001	19.74	17.93	874,200

[1]Quarterly trading activity has been compiled from NASDAQ trading reports.

Holders

As of February 12, 2002, there were approximately 1,754 holders of record of the Company's Common Stock.

Dividends

The Company has paid quarterly dividends since March 1990. On February 12, 2002, the Company declared a quarterly cash dividend of $0.20 per share payable on March 29, 2002 to holders of record at the close of business on March 8, 2002. The Company paid quarterly dividends of $0.20 per share in each quarter of 2001 as well as the second, third and fourth quarters of 2000, and $0.19 per share in the first quarter of 2000.

The holders of Common Stock of the Company are entitled to receive cash dividends when and as declared by the Board of Directors, out of funds legally available therefore, subject to the restrictions set forth in the California General Corporation Law (the "Corporation Law"). The Corporation Law provides that a corporation may make a distribution to its shareholders if the corporation's retained earnings equal at least the amount of the proposed distribution.

The Company, as sole shareholder of the Bank, is entitled to receive dividends when and as declared by the Bank's Board of Directors, out of funds legally available therefore, subject to the powers of the FDIC and the restrictions set forth in the California Financial Code (the "Financial Code"). The Financial Code provides that a bank may not make any distributions in excess of the lesser of: (i) the bank's retained earnings, or (ii) the bank's net income for the last three fiscal years, less the amount of any distributions made by the bank to its shareholders during such period. However, a bank may, with the prior approval of the California Superintendent of Banks (the "Superintendent"), make a distribution to its shareholders of up to the greater of (A) the bank's retained earnings, (B) the bank's net income for its last fiscal year, or (C) the bank's net income for its current fiscal year. If the Superintendent determines that the shareholders' equity of a bank is inadequate or that a distribution by the bank to its shareholders would be unsafe or unsound, the Superintendent may order a bank to refrain from making a proposed distribution. The FDIC may also order a bank to refrain from making a proposed distribution when, in its opinion, the payment of such would be an unsafe or unsound practice. The Bank paid dividends totaling $12,187,000 to the Company in 2001. As of December 31, 2001 and subject to the limitations and restrictions under applicable law, the Bank had funds available for dividends in the amount of $13,327,000.

The Federal Reserve Act limits the loans and advances that the Bank may make to its affiliates. For purposes of such Act, the Company is an affiliate of the Bank. The Bank may not make any loans, extensions of credit or advances to the Company if the aggregate amount of such loans, extensions of credit, advances and any repurchase agreements and investments exceeds 10% of the capital stock and surplus of the Bank. Any such permitted loan or advance by the Bank must be secured by collateral of a type and value set forth in the Federal Reserve Act.

6. FIVE YEAR SELECTED FINANCIAL DATA
(in thousands, except share data)

	2001	2000	1999	1998	1997
Statement of Operations Data:[1]					
Interest income	$73,372	$76,653	$68,589	$65,138	$59,877
Interest expense	23,486	28,543	24,370	25,296	23,935
Net interest income	49,886	48,110	44,219	39,842	35,942
Provision for loan losses	4,400	5,000	3,550	4,200	3,000
Net interest income after provision for loan losses	45,486	43,110	40,669	35,642	32,942
Noninterest income	15,061	14,645	12,101	12,869	9,566
Noninterest expense	40,804	37,895	34,833	34,692	32,932
Income before income taxes	19,743	19,860	17,937	13,819	9,576
Provision for income taxes	7,324	7,237	6,534	5,049	3,707
Net income	$12,419	$12,623	$11,403	$8,770	$5,869
Share Data:[2]					
Diluted earnings per share	$1.72	$1.72	$1.56	$1.21	$0.81
Cash dividend paid per share	$0.80	$0.79	$0.70	$0.49	$0.43
Common shareholders' equity at year end	$12.44	$11.87	$10.22	$10.22	$9.31
Balance Sheet Data at year end:					
Total loans, gross	$658,732	$640,391	$587,979	$532,433	$448,967
Total assets	1,005,447	972,071	924,796	904,599	826,165
Total deposits	880,393	837,832	794,110	769,173	724,094
Total long-term debt	22,956	33,983	45,505	37,924	11,440
Total shareholders' equity	$86,933	$85,233	$73,123	$72,029	$65,124
Selected Financial Ratios:					
Return on average assets	1.27%	1.35%	1.26%	1.03%	0.75%
Return on average common shareholders' equity	14.19%	16.03%	15.59%	12.80%	9.34%
Total risk-based capital ratio	11.68%	12.22%	11.77%	11.83%	11.90%
Net interest margin[3]	5.73%	5.73%	5.49%	5.28%	5.16%
Allowance for loan losses to total loans outstanding at end of year	1.98%	1.82%	1.88%	1.54%	1.44%

[1] Tax-exempt securities are presented on an actual yield basis.
[2] Retroactively adjusted to reflect 3-for-2 stock split effected in 1998.
[3] Calculated on a tax equivalent basis.

7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Management's Discussion and Analysis of Financial Condition and Results of Operations, included in Registrant's 2001 Annual Report to Shareholders, (pages 29 through 48 of Exhibit 13.1 as electronically filed) is incorporated herein by reference.

7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Discussion is included in Management's Discussion and Analysis (pages 29 through 48 of Exhibit 13.1 as electronically filed) and is incorporated herein by reference.

8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following financial statements and independent auditor's report, included in Registrant's 2001 Annual Report to Shareholders, are incorporated herein by reference:

	Pages of Exhibit 13.1 as Electronically Filed
Report of Independent Public Accountants	28
Consolidated Balance Sheets as of December 31, 2001 and 2000	1
Consolidated Statements of Income for the years ended December 31, 2001, 2000 and 1999	2
Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2001, 2000 and 1999	3
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999	4
Notes to Consolidated Financial Statements	5-27

9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

PART III

10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information regarding Registrant's directors and executive officers will be set forth under the caption, "Proposal No. 1 - Election of Directors of the Company" in Registrant's Proxy Statement for use in connection with the Annual Meeting of Shareholders to be held on or about May 14, 2002. Said information is incorporated herein by reference.

11. EXECUTIVE COMPENSATION

Information regarding compensation of Registrant's directors and executive officers will be set forth under the caption, "Proposal No. 1 - Election of Directors of the Company" in Registrant's Proxy Statement for use in connection with the Annual Meeting of Shareholders to be held on or about May 14, 2002. Said information is incorporated herein by reference.

12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Information regarding security ownership of certain beneficial owners, directors and executive officers of Registrant will be set forth under the caption, "Information Concerning the Solicitation" in Registrant's Proxy Statement for use in connection with the Annual Meeting of Shareholders to be held on or about May 14, 2002. Said information is incorporated herein by reference.

13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information regarding certain relationships and related transactions is set forth under the caption, "Proposal No. 1 - Election of Directors of the Company" in Registrant's Proxy Statement for use in connection with the Annual Meeting of Shareholders to be held on or about May 14, 2002. Said information is incorporated herein by reference.

PART IV

14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) 1. Index to Financial Statements:

A list of the consolidated financial statements of Registrant incorporated herein is included in Item 8 of this Report.

2. Financial Statement Schedules:

Schedules have been omitted because they are not applicable or are not required under the instructions contained in Regulation S-X or because the information required to be set forth therein is included in the consolidated financial statements or notes thereto.

3. Exhibits Filed herewith:

Exhibit No.	Exhibits
3.1	Articles of Incorporation, as amended to date, filed as Exhibit 3.1 to Registrant's Report on Form 10-K, filed for the year ended December 31, 1989, are incorporated herein by reference.
3.2	Bylaws, as amended to date, filed as Exhibit 3.2 to Registrant's Report on Form 10-K, filed for the year ended December 31, 1992, are incorporated herein by reference.
3.3	Certificate of Determination of Preferences of series AA Junior Participating Preferred Stock filed with the California Secretary of State on June 28, 2001, filed as Exhibit 3.3 to Registrant's Report on Form 10-Q filed for the quarter ended September 30, 2001, is incorporated herein by reference.
10.1	Lease for Park Plaza Branch premises entered into as of September 29, 1978, by and between Park Plaza Limited Partnership as lessor and Tri Counties Bank as lessee, filed as Exhibit 10.9 to the TriCo Bancshares Registration Statement on Form S-14 (Registration No. 2-74796) is incorporated herein by reference.
10.2	Lease for Administration Headquarters premises entered into as of April 25, 1986, by and between Fortress-Independence Partnership (A California Limited Partnership) as lessor and Tri Counties Bank as lessee, filed as Exhibit 10.6 to Registrant's Report on Form 10-K filed for the year ended December 31, 1986, is incorporated herein by reference.
10.3	Lease for Data Processing premises entered into as of April 25, 1986, by and between Fortress-Independence Partnership (A California Limited Partnership) as lessor and Tri Counties Bank as lessee, filed as Exhibit 10.7 to Registrant's Report on Form 10-K filed for the year ended December 31, 1986, is incorporated herein by reference.
10.4	Lease for Chico Mall premises entered into as of March 11, 1988, by and between Chico Mall Associates as lessor and Tri Counties Bank as lessee, filed as Exhibit 10.4 to Registrant's Report on Form 10-K filed for the year ended December 31, 1988, is incorporated by reference.
10.5	First amendment to lease entered into as of May 31, 1988 by and between Chico Mall Associates and Tri Counties Bank, filed as Exhibit 10.5 to Registrant's Report on Form 10-K filed for the year ended December 31, 1988, is incorporated by reference.

10.6	Rights Agreement dated June 25, 2001, by and between TriCo Bancshares and Mellon Investor Services LLC, as Rights Agent, filed a Exhibit 1 to the Registrant's Form 8-A filed on July 5, 2001, is incorporated herein by reference.
10.7	Form of Change of Control Agreement dated April 10, 2001, by and between the registrant and each of Craig Carney, Richard O'Sullivan, Thomas Reddish, Ray Rios and Richard Smith, filed as Exhibit 10.9 to Registrant's Report on Form 10-Q for the quarter ended September 30, 2001, is incorporated herein by reference.
10.8	The 1993 Non-Qualified Stock Option Plan filed as Exhibit 4.1, the Non-Qualified Stock Option Plan filed as Exhibit 4.2 and the Incentive Stock Option Plan filed as Exhibit 4.3 to Registrant's Form S-8 Registration No. 33-88704 dated January 19, 1995, the 1995 Incentive Stock Option Plan filed as Exhibit 4.1 to Registrant's Form S-8, Registration No. 33-62063 dated August 23, 1995, and the TriCo Bancshares 2001 Stock Option Plan filed as Exhibit 4 to Registrant's Form S-8, Registration No. 333-66064 dated July 27, 2001, are incorporated herein by reference.
11.1	Computation of earnings per share.
13.1	TriCo Bancshares 2001 Annual Report to Shareholders.*
21.1	Tri Counties Bank, a California banking corporation, is the only subsidiary of Registrant.
23.1	Report of Arthur Andersen LLP

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* Deemed filed only with respect to those portions thereof incorporated herein by reference.

(b) Reports on Form 8-K:

None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2002 TRICO BANCSHARES

By: /s/ Richard P. Smith
Richard P. Smith, President
and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons on behalf of the registrant and in the capacities and on the dates indicated have signed this report below.

Date: February 26, 2002 /s/ Richard P. Smith
Richard P. Smith, President, Chief Executive
Officer and Director (Principal Executive Officer)

Date: February 26, 2002 /s/ Thomas J. Reddish
Thomas J. Reddish, Vice President and Chief Financial
Officer (Principal Financial and Accounting Officer)

Date: February 26, 2002 /s/ William J. Casey
William J. Casey, Director and Chairman
of the Board

Date: February 26, 2002 /s/ Craig S. Compton
Craig S. Compton, Director

Date: February 26, 2002 /s/ Brian D. Leidig
Brian D. Leidig, Director

Date: February 26, 2002 /s/ Wendell J. Lundberg
Wendell J. Lundberg, Director

Date: February 26, 2002 /s/ Donald E. Murphy
Donald E. Murphy, Director and
Vice Chairman of the Board

Date: February 26, 2002 /s/ Robert H. Steveson
Robert H. Steveson, Director and
Vice Chairman of the Board

Date: February 26, 2002

/s/ Carroll R. Taresh

Carroll R. Taresh, Director

Date: February 26, 2002

/s/ Alex A. Vereschagin, Jr.

Alex A. Vereschagin, Jr., Director

EXHIBIT 11.1

COMPUTATIONS OF EARNINGS PER SHARE

	Years ended December 31				
	2001	2000	1999	1998	1997
Shares used in the computation of earnings per share[1]					
Weighted daily average of shares outstanding	7,072,588	7,191,790	7,129,560	7,017,306	6,978,089
Shares used in the computation of diluted earnings per share	7,219,229	7,340,729	7,318,520	7,267,602	7,246,011
Net income used in the computation of earnings per common stock	$12,419	$12,623	$11,403	$8,770	$5,869
Basic earnings per share	$ 1.76	$ 1.76	$ 1.60	$ 1.25	$ 0.84
Diluted earnings per share	$ 1.72	$ 1.72	$ 1.56	$ 1.21	$ 0.81

[1]Retroactively adjusted for stock dividends and stock splits.

EXHIBIT 13.1

TRICO BANCSHARES CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	December 31, 2001	2000
Assets		
Cash and due from banks	$ 59,264	$ 58,190
Federal funds sold	18,700	—
Cash and cash equivalents	77,964	58,190
Investment securities	224,590	229,110
Loans:		
Commercial	130,054	148,135
Consumer	155,046	120,247
Real estate mortgages	326,897	334,010
Real estate construction	46,735	37,999
	658,732	640,391
Less: Allowance for loan losses	13,058	11,670
Net loans	645,674	628,721
Premises and equipment, net	16,457	16,772
Cash value of life insurance	14,602	13,753
Other real estate owned	71	1,441
Accrued interest receivable	5,522	6,935
Deferred income taxes	9,334	8,418
Intangible assets	5,070	5,464
Other assets	6,163	3,267
Total assets	$ 1,005,447	$ 972,071
Liabilities and Shareholders' Equity		
Deposits:		
Noninterest-bearing demand	$ 190,386	$ 168,542
Interest-bearing demand	165,542	150,749
Savings	247,399	214,158
Time certificates, $100,000 and over	70,302	93,342
Other time certificates	206,764	211,041
Total deposits	880,393	837,832
Federal funds purchased	—	500
Accrued interest payable	3,488	5,245
Other liabilities	11,677	9,278
Long-term debt and other borrowings	22,956	33,983
Total liabilities	918,514	886,838
Commitments and contingencies (Note H)		
Shareholders' equity:		
Common stock, no par value: Authorized 20,000,000 shares; issued and outstanding 7,000,980 and 7,181,226 shares, respectively	49,679	50,428
Retained earnings	37,909	35,129
Accumulated other comprehensive income (loss)	(655)	(324)
Total shareholders' equity	86,933	85,233
Total liabilities and shareholders' equity	$ 1,005,447	$ 972,071

See Notes to Consolidated Financial Statements

TRICO BANCSHARES CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except earnings per share)

	Years Ended December 31,		
	2001	2000	1999
Interest income:			
Interest and fees on loans	$ 60,104	$ 62,161	$ 53,395
Interest on investment securities—taxable	9,543	11,704	12,500
Interest on investment securities—tax exempt	2,219	2,250	2,229
Interest on federal funds sold	1,506	538	465
Total interest income	73,372	76,653	68,589
Interest expense:			
Interest on interest-bearing demand deposits	1,487	2,360	2,287
Interest on savings	4,759	6,837	6,811
Interest on time certificates of deposit	10,871	11,325	8,970
Interest on time certificates of deposit, $100,000 and over	4,390	4,481	3,209
Interest on short-term borrowing	7	623	386
Interest on long-term debt	1,972	2,917	2,707
Total interest expense	23,486	28,543	24,370
Net interest income	49,886	48,110	44,219
Provision for loan losses	4,400	5,000	3,550
Net interest income after provision for loan losses	45,486	43,110	40,669
Noninterest income:			
Service charges and fees	8,095	7,484	7,127
Gain on sale of investments	36	—	24
Gain on sale of insurance company stock	1,756	—	—
Gain on receipt of insurance company stock	—	1,510	—
Other income	5,174	5,651	4,950
Total noninterest income	15,061	14,645	12,101
Noninterest expense:			
Salaries and related expenses	21,396	19,912	17,837
Other, net	19,408	17,983	16,996
Total noninterest expense	40,804	37,895	34,833
Income before income taxes	19,743	19,860	17,937
Income taxes	7,324	7,237	6,534
Net income	$12,419	$12,623	$11,403
Basic earnings per common share	$ 1.76	$ 1.76	$ 1.60
Diluted earnings per common share	$ 1.72	$ 1.72	$ 1.56

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years ended December 31, 2001, 2000 and 1999 (in thousands, except share amounts)

	Common Stock					
	Number of Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total	Comprehensive Income
Balance, December 31, 1998	7,050,990	$48,838	$22,257	$934	$72,029	
Exercise of Common Stock options	106,440	1,074			1,074	
Repurchase of Common Stock	(5,101)	(35)	(51)		(86)	
Common Stock cash dividends			(4,996)		(4,996)	
Stock option amortization		166			166	
Comprehensive income:						
Net income			11,403		11,403	$11,403
Other comprehensive income, net of tax:						
Change in unrealized (loss) on securities, net of tax and reclassification adjustments (Note A):						(6,467)
Other comprehensive loss:				(6,467)	(6,467)	(6,467)
Comprehensive income						$4,936
Balance, December 31, 1999	7,152,329	50,043	28,613	(5,533)	73,123	
Exercise of Common Stock options	78,625	665			665	
Repurchase of Common Stock	(49,728)	(349)	(427)		(776)	
Common Stock cash dividends			(5,680)		(5,680)	
Stock option amortization		69			69	
Comprehensive income:						
Net income			12,623		12,623	$12,623
Other comprehensive income, net of tax:						
Change in unrealized gain on securities, net of tax and reclassification adjustments (Note A):						5,209
Other comprehensive income:				5,209	5,209	5,209
Comprehensive income						$17,832
Balance, December 31, 2000	7,181,226	50,428	35,129	(324)	85,233	
Exercise of Common Stock options	192,530	1,872			1,872	
Repurchase of Common Stock	(372,776)	(2,621)	(3,997)		(6,618)	
Common Stock cash dividends			(5,642)		(5,642)	
Comprehensive income:						
Net income			12,419		12,419	$12,419
Other comprehensive income, net of tax:						
Change in unrealized gain on securities, net of tax and reclassification adjustments (Note A):						441
Change in minimum pension liability, net of tax (Note A):						(772)
Other comprehensive income:				(331)	(331)	(331)
Comprehensive income						$12,088
Balance, December 31, 2001	7,000,980	$49,679	$37,909	($655)	$86,933	

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years ended December 31, 2001	2000	1999
Operating activities:			
Net income	$12,419	$12,623	$ 11,403
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	4,400	5,000	3,550
Provision for losses on other real estate owned	18	25	10
Depreciation and amortization	2,708	2,641	2,615
Amortization of intangible assets	911	965	1,135
(Accretion) amortization of investment security (discounts) premiums, net	398	217	538
Deferred income taxes	(660)	(650)	(410)
Investment security gains, net	(36)	—	(24)
Gain on receipt of insurance company stock	—	(1,510)	—
Gain on sale of insurance company stock	(1,756)	—	—
Gain on sale of loans	(918)	(525)	(800)
Gain on sale of other real estate owned, net	(80)	(83)	(178)
Amortization of stock options	—	69	166
Change in assets and liabilities:			
Decrease (increase) in interest receivable	1,413	(859)	(255)
Increase (decrease) in interest payable	(1,757)	1,052	330
Increase in other assets and liabilities	(2,756)	(127)	(2,481)
Net cash provided by operating activities	14,304	18,838	15,599
Investing activities :			
Proceeds from maturities of securities available-for-sale	85,619	39,663	64,496
Proceeds from sales of securities available-for-sale	14,119	—	14,137
Purchases of securities available-for-sale	(93,125)	(27,567)	(41,372)
Net increase in loans	(20,760)	(57,805)	(56,138)
Purchases of premises and equipment	(1,951)	(2,998)	(2,058)
Proceeds from sale of other real estate owned	1,757	928	1,268
Proceeds from sale of premises and equipment	32	40	44
Net cash used by investing activities	(14,309)	(47,739)	(19,623)
Financing activities:			
Net increase in deposits	42,561	43,722	24,937
Net increase (decrease) in federal funds purchased	(500)	500	(14,000)
Borrowings under long-term debt agreements	—	35,000	21,000
Payments of principal on long-term debt agreements	(11,027)	(46,522)	(13,419)
Repurchase of Common Stock	(6,618)	(776)	(86)
Cash dividends — Common	(5,642)	(5,680)	(4,996)
Issuance of Common Stock	1,005	411	541
Net cash provided by financing activities	19,779	26,655	13,977
Increase (decrease) in cash and cash equivalents	19,774	(2,246)	9,953
Cash and cash equivalents at beginning of year	58,190	60,436	50,483
Cash and cash equivalents at end of year	$ 77,964	$ 58,190	$ 60,436
Supplemental information:			
Cash paid for taxes	$ 9,089	$ 7,573	$ 7,240
Cash paid for interest expense	$ 25,243	$ 27,491	$ 24,040
Non-cash assets acquired through foreclosure	$ 325	$ 1,551	$ 673

See Notes to Consolidated Financial Statements

Note A - General Summary of Significant Accounting Policies

The accounting and reporting policies of TriCo Bancshares (the "Company") conform to generally accepted accounting principles and general practices within the banking industry. The following are descriptions of the more significant accounting and reporting policies.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, Tri Counties Bank (the "Bank"), and TCB Real Estate Corporation which was a wholly-owned subsidiary of the Bank until TCB Real Estate Corporation was dissolved on April 27, 1999. All significant intercompany accounts and transactions have been eliminated in consolidation.

Nature of Operations

The Company operates 30 branch offices and 7 in-store branch offices in the California counties of Butte, Del Norte, Glenn, Kern, Lake, Lassen, Madera, Mendocino, Merced, Nevada, Sacramento, Shasta, Siskiyou, Stanislaus, Sutter, Tehama, Tulare and Yuba. The Company's operating policy since its inception has emphasized retail banking. Most of the Company's customers are retail customers and small to medium sized businesses.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Securities

The Company classifies its debt and marketable equity securities into one of three categories: trading, available-for-sale or held-to-maturity. Trading securities are bought and held principally for the purpose of selling in the near term. Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale. In 2001 and 2000, the Company did not have any securities classified as either held-to-maturity or trading.

Available-for-sale securities are recorded at fair value. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are reported as a separate component of other comprehensive income in shareholders' equity until realized.

Premiums and discounts are amortized or accreted over the life of the related investment security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned. Realized gains and losses for securities are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

Loans

Loans are reported at the principal amount outstanding, net of unearned income and the allowance for loan losses.

Loan origination and commitment fees and certain direct loan origination costs are deferred, and the net amount is amortized as an adjustment of the related loan's yield over the estimated life of the loan.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is generally discontinued either when reasonable doubt exists as to the full, timely collection of interest or principal or when a loan becomes contractually past due by 90 days or more with respect to interest or principal. When loans are 90 days past due, but in Management's judgment are well secured and in the process of collection, they may not be classified as nonaccrual. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of Management, the loans are estimated to be fully collectible as to both principal and interest.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when Management believes that the collectibility of the principal is unlikely or, with respect to consumer installment loans, according to an established delinquency schedule. The allowance is an amount that Management believes will be adequate to absorb probable losses inherent in existing loans, leases and commitments to extend credit, based on evaluations of the collectibility, impairment and prior loss experience of loans, leases and commitments to extend credit. The evaluations take into consideration such factors as changes in the nature and size of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, commitments, and current economic conditions that may affect the borrower's ability to pay.

The Company defines a loan as impaired when it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Certain impaired loans are measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

Mortgage Operations

The Company sold substantially all of its conforming long-term residential mortgage loans originated during 2001, 2000, and 1999 for cash proceeds equal to the fair value of the loans. The Company records originated mortgage servicing rights as assets by allocating the total cost basis between the loan and the servicing right based on their relative fair values.

At December 31, 2001, the Company's recorded value of mortgage servicing rights totaled $1,512,000. The recorded value of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. The Company assesses capitalized mortgage servicing rights for impairment based upon the fair value of those rights at each reporting date. For purposes of measuring impairment, the rights are stratified based upon the product type, term and interest rates. Fair value is determined by discounting estimated net future cash flows from mortgage servicing activities using discount rates that approximate current market rates and estimated prepayment rates, among other assumptions. The amount of impairment recognized, if any, is the amount by which the capitalized mortgage servicing rights for a stratum exceeds their fair value. Impairment, if any, is recognized through a valuation allowance for each individual stratum.

At December 31, 2001, the Company had no mortgage loans held for sale. At December 31, 2001 and 2000, the Company serviced real estate mortgage loans for others of $196 million and $149 million, respectively.

Premises and Equipment

Premises and equipment, including those acquired under capital lease, are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expenses are computed using the straight-line method over the estimated useful lives of the related assets or lease terms. Asset lives range from 3-10 years for furniture and equipment and 15-40 years for land improvements and buildings.

Other Real Estate Owned

Real estate acquired by foreclosure is carried at the lower of the recorded investment in the property or its fair value less estimated disposition costs. Prior to foreclosure, the value of the underlying loan is written down to the fair value of the real estate to be acquired less estimated disposition costs by a charge to the allowance for loan losses, when necessary. Any subsequent write-downs are recorded as a valuation allowance with a charge to other expenses in the income statement together with other expenses related to such properties, net of related income. Gains and losses on disposition of such property are included in other income or other expenses as applicable.

Identifiable Intangible Assets

Identifiable intangible assets consist of core deposit premiums and minimum pension liability. Core deposit premiums are amortized using an accelerated method over a period of ten years. Intangible assets related to minimum pension liability are adjusted annually based upon actuarial estimates.

Income Taxes

The Company's accounting for income taxes is based on an asset and liability approach. The Company recognizes the amount of taxes payable or refundable for the current year, and deferred tax assets and liabilities for the future tax consequences that have been recognized in its financial statements or tax returns. The measurement of tax assets and liabilities is based on the provisions of enacted tax laws.

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold.

Stock-Based Compensation

The Company uses the intrinsic value method to account for its stock option plans (in accordance with the provisions of Accounting Principles Board Opinion No. 25). Under this method, compensation expense is recognized for awards of options to purchase shares of common stock to employees under compensatory plans only if the fair market value of the stock at the option grant date (or other measurement date, if later) is greater than the amount the employee must pay to acquire the stock. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123) permits companies to continue using the intrinsic value method or to adopt a fair value based method to account for stock option plans. The fair value based method results in recognizing as expense over the vesting period the fair value of all stock-based awards on the date of grant. The Company has elected to continue to use the intrinsic value method and the pro forma disclosures required by SFAS 123 are included in Note J.

Comprehensive Income

For the Company, comprehensive income includes net income reported on the statement of income, changes in the fair value of its available-for-sale investments, and changes in the minimum pension liability reported as a component of shareholders' equity.

The changes in the components of accumulated other comprehensive income for the years ended December 31, 2001, 2000, and 1999 are reported as follows:

	2001	2000	1999
		(in thousands)	
Unrealized Gain (Loss) on Securities			
Beginning Balance	($324)	($5,533)	$ 934
Unrealized gain (loss) arising during the period, net of tax	(669)	$5,209	($6,452)
Less: Reclassification adjustment for net realized gains on securities available for sale included in net income during the year, net of tax of $681, $0 and ($9), respectively	1,110	—	(15)
Ending Balance	$117	($324)	($5,533)

	2001	2000	1999
		(in thousands)	
Minimum Pension Liability			
Beginning Balance	$ —	$ —	$ —
Change in minimum pension liability, net of tax of ($517), $0 and $0, respectively	($772)	—	—
Ending Balance	($772)	—	—
Total accumulated other comprehensive income (loss)	($655)	($324)	($5,533)

Reclassifications

Certain amounts previously reported in the 2000 and 1999 financial statements have been reclassified to conform to the 2001 presentation. These reclassifications did not affect previously reported net income or total shareholders' equity.

Accounting Pronouncements

On January 1, 2002, the Company adopted Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), which establishes the accounting and reporting standards of goodwill and intangible assets. Because the Company currently has no recorded goodwill, the implementation of this statement did not have a material impact on the Company's financial position or result of operations.

Note B - Restricted Cash Balances

Reserves (in the form of deposits with the Federal Reserve Bank) of $500,000 were maintained to satisfy Federal regulatory requirements at December 31, 2001 and December 31, 2000. These reserves are included in cash and due from banks in the accompanying balance sheets.

Note C - Investment Securities

The amortized cost and estimated fair values of investments in debt and equity securities are summarized in the following tables. Also included in the following table are other securities that do not have readily determinable fair value because their ownership is restricted and they lack a market. These other securities are carried at cost and consist mainly of Federal Home Loan Bank stock with cost of $4,000,000 and $3,762,000 at December 31, 2001 and 2000, respectively:

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities Available-for-Sale	(in thousands)			
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$29,991	$ 34	$ (142)	$29,883
Obligations of states and political subdivisions	44,524	833	(124)	45,233
Mortgage-backed securities	131,972	1,246	(217)	133,001
Corporate debt securities	13,731	177	(1,620)	12,288
Total securities available-for-sale	220,218	2,290	(2,103)	220,405
Other securities	4,185			4,185
Totals investment securities	$224,403	$2,290	$(2,103)	$224,590

	December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities Available-for-Sale	(in thousands)			
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$31,308	$35	$ (170)	$31,173
Obligations of states and political subdivisions	44,721	778	(123)	45,376
Mortgage-backed securities	136,410	31	(1,355)	135,086
Corporate debt securities	11,726		(1,539)	10,187
Equity securities	1,510	1,831		3,341
Total securities available-for-sale	225,675	2,675	(3,187)	225,163
Other securities	3,947			3,947
Totals	$229,622	$2,675	$(3,187)	$229,110

The amortized cost and estimated fair value of debt securities at December 31, 2001 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
	(in thousands)	
Investment Securities		
Due in one year	$ 755	$ 763
Due after one year through five years	47,877	48,305
Due after five years through ten years	23,152	23,437
Due after ten years	148,434	147,900
No stated maturity	4,185	4,185
Totals	$224,403	$224,590

Proceeds from sales of investment securities were as follows:

For the Year	Gross Proceeds	Gross Gains	Gross Losses
		(in thousands)	
2001	$14,119	$1,796	$ 4
2000	$ —	$ —	$ —
1999	$14,137	$ 24	$ —

Investment securities with an aggregate carrying value of $93,605,000 and $128,500,000 at December 31, 2001 and 2000, respectively, were pledged as collateral for specific borrowings, lines of credit and local agency deposits.

Note D - Allowance for Loan Losses

Activity in the allowance for loan losses was as follows:

	Years Ended December 31, 2001	2000	1999
		(in thousands)	
Balance, beginning of year	$11,670	$11,037	$8,206
Provision for loan losses	4,400	5,000	3,550
Loans charged off	(3,213)	(4,705)	(1,082)
Recoveries of loans previously charged off	201	338	363
Balance, end of year	$13,058	$11,670	$11,037

Loans classified as nonaccrual amounted to approximately $5,466,000, $12,262,000 and $1,758,000 at December 31, 2001, 2000, and 1999, respectively. These nonaccrual loans were classified as impaired and are included in the recorded balance in impaired loans for the respective years shown below. If interest on those loans had been accrued, such income would have been approximately $260,000, $731,000 and $69,000, in 2001, 2000 and 1999, respectively.

As of December 31, the Company's recorded investment in impaired loans and the related valuation allowance were as follows (in thousands):

	2001	
	Recorded Investment	Valuation Allowance
Impaired loans -		
Valuation allowance required	$6,050	$881
No valuation allowance required	—	—
Total impaired loans	$6,050	$881

	2000	
	Recorded Investment	Valuation Allowance
Impaired loans -		
Valuation allowance required	$9,614	$1,785
No valuation allowance required	3,613	—
Total impaired loans	$13,227	$1,785

This valuation allowance is included in the allowance for loan losses shown above for the respective year. The average recorded investment in impaired loans was $9,639,000, $7,954,000 and $5,147,000 for the years ended December 31, 2001, 2000 and 1999, respectively. The Company recognized interest income on impaired loans of $441,000, $1,171,000 and $371,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Note E - Premises and Equipment

Premises and equipment were comprised of:

	December 31,	
	2001	2000
	(in thousands)	
Premises	$12,269	$12,215
Furniture and equipment	16,133	15,180
	28,402	27,395
Less:		
Accumulated depreciation and amortization	(15,466)	(14,181)
	12,936	13,214
Land and land improvements	3,521	3,558
	$16,457	$16,772

Depreciation and amortization of premises and equipment amounted to $2,243,000, $2,152,000 and $2,281,000 in 2001, 2000 and 1999, respectively.

Note F - Time Deposits

At December 31, 2001, the scheduled maturities of time deposits were as follows (in thousands):

	Scheduled Maturities
2002	$254,462
2003	18,473
2004	3,025
2005	12
2006 and thereafter	1,094
Total	$277,066

Note G - Long-Term Debt and Other Borrowings

Long-term debt is as follows:

	December 31, 2001	2000
	(in thousands)	
FHLB loan, fixed rate of 5.90% payable on January 16, 2001	$ —	$ 1,000
FHLB loan, fixed rate of 7.36% payable on November 30, 2001	—	10,000
FHLB loan, fixed rate of 5.41% payable on April 7, 2008, callable by FHLB on a quarterly basis beginning April 7, 2003	20,000	20,000
FHLB loan, fixed rate of 5.35% payable on December 9, 2008	1,500	1,500
FHLB loan, fixed rate of 5.77% payable on February 23, 2009	1,000	1,000
Capital lease obligation on premises, effective rate of 13% payable monthly in varying amounts through December 1, 2009	456	483
Total long-term debt	$22,956	$33,983

The Company maintains a collateralized line of credit with the Federal Home Loan Bank of San Francisco. Based on the FHLB stock requirements at December 31, 2001, this line provided for maximum borrowings of $93,602,000 of which $22,500,000 was outstanding, leaving $71,102,000 available. The maximum month-end outstanding balances of short term reverse repurchase agreements in 2001 and 2000 were $0 and $16,611,000, respectively. The Company has available unused lines of credit totaling $50,000,000 for Federal funds transactions at December 31, 2001.

Note H - Commitments and Contingencies (See also Note P)

At December 31, 2001, future minimum commitments under non-cancelable capital and operating leases with initial or remaining terms of one year or more are as follows:

	Capital Leases	Operating Leases
	(in thousands)	
2002	$89	$922
2003	90	875
2004	91	757
2005	92	615
2006	93	447
Thereafter	286	1,839
Future minimum lease payments	741	$5,455
Less amount representing interest	285	
Present value of future lease payments	$ 456	

Rent expense under operating leases was $1,241,000 in 2001, $971,000 in 2000, and $1,013,000 in 1999.

The Company is a defendant in legal actions arising from normal business activities. Management believes, after consultation with legal counsel, that these actions are without merit or that the ultimate liability, if any, resulting from them will not materially affect the Company's financial position or results from operations.

Note I – Shareholders' Equity

Dividends Paid

The Bank paid to the Company cash dividends in the aggregate amounts of $12,187,000, $7,118,000 and $5,170,000 in 2001, 2000 and 1999, respectively. The Bank is regulated by the Federal Deposit Insurance Corporation (FDIC) and the State of California Department of Financial Institutions. California banking laws limit the Bank's ability to pay dividends to the lesser of (1) retained earnings or (2) net income for the last three fiscal years, less cash distributions paid during such period. Under this regulation, at December 31, 2001, the Bank may pay dividends of $13,327,000.

Shareholders' Rights Plan

On June 25, 2001, the Company announced that its Board of Directors adopted and entered into a Shareholder Rights Plan designed to protect and maximize shareholder value and to assist the Board of Directors in ensuring fair and equitable benefit to all shareholders in the event of a hostile bid to acquire the Company.

The Company adopted this Rights Plan to protect stockholders from coercive or otherwise unfair takeover tactics. In general terms, the Rights Plan imposes a significant penalty upon any person or group that acquires 15% or more of the Company's outstanding common stock without approval of the Company's Board of Directors. The Rights Plan was not adopted in response to any known attempt to acquire control of the Company.

Under the Rights Plan, a dividend of one Preferred Stock Purchase Right was declared for each common share held of record as of the close of business on July 10, 2001. No separate certificates evidencing the Rights will be issued unless and until they become exercisable.

The Rights generally will not become exercisable unless an acquiring entity accumulates or initiates a tender offer to purchase 15% or more of the Company's common stock. In that event, each Right will entitle the holder, other than the unapproved acquirer and its affiliates, to purchase either the Company's common stock or shares in an acquiring entity at one-half of market value.

The Right's initial exercise price, which is subject to adjustment, is $49.00 per Right. The Company's Board of Directors generally will be entitled to redeem the Rights at a redemption price of $.01 per Right until an acquiring entity acquires a 15% position. The Rights expire on July 10, 2011.

Stock Repurchase Plan

On March 15, 2001, the Company announced the completion of its stock repurchase plan initially announced on July 20, 2000. Under this repurchase plan, the Company repurchased a total of 150,000 shares of which 110,000 shares were repurchased since December 31, 2000.

On October 19, 2001, the Company announced the completion of its stock repurchase plan initially announced on March 15, 2001. Under this repurchase plan, the Company repurchased a total of 150,000 shares.

Also on October 19, 2001, the Company announced that its Board of Directors approved a new plan to repurchase, as conditions warrant, up to 150,000 additional shares of the Company's stock on the open market or in privately negotiated transactions. The timing of purchases and the exact number of shares to be purchased will depend on market conditions. The 150,000 shares covered by this repurchase plan represent approximately 2.2% of the Company's 6,992,080 then outstanding common shares. As of December 31, 2001, the Company had repurchased 108,800 shares under this new plan.

Note J - Stock Options

In May 2001, the Company adopted the TriCo Bancshares 2001 Stock Option Plan (2001 Plan) covering officers, employees, directors of, and consultants to the Company. Under the 2001 Plan, the option price cannot be less than the fair market value of the Common Stock at the date of grant except in the case of substitute options. Options for the 2001 Plan expire on the tenth anniversary of the grant date.

In May 1995, the Company adopted the TriCo Bancshares 1995 Incentive Stock Option Plan (1995 Plan) covering key employees. Under the 1995 Plan, the option price cannot be less than the fair market value of the Common Stock at the date of grant. Options for the 1995 Plan expire on the tenth anniversary of the grant date.

The Company also has outstanding options under the TriCo Bancshares 1993 Nonqualified Stock Option Plan (1993 Plan). Options under the 1993 Plan were granted at an exercise price less than the fair market value of the common stock and vest over a six year period. Unexercised options for the 1993 Plan terminate 10 years from the date of the grant.

Stock option activity is summarized in the following table:

	Number Of Shares	Option Price Per Share	Weighted Average Exercise Price	Weighted Average Fair Value of Grants
Outstanding at December 31, 1998	609,882	$4.95 to $18.25	$7.37	
Options exercised	(106,440)	4.95 to 5.24	5.09	
Options forfeited	(2,551)	5.24 to 18.25	12.89	
Outstanding at December 31, 1999	500,891	4.95 to 18.25	7.82	
Options granted	118,900	16.13 to 16.13	16.13	$3.99
Options exercised	(78,625)	5.24 to 5.24	5.24	
Options forfeited	(750)	18.25 to 18.25	18.25	
Outstanding at December 31, 2000	540,416	4.95 to 18.25	10.01	
Options granted	323,000	16.10 to 16.40	16.38	$3.26
Options exercised	(192,530)	4.95 to 5.24	5.22	
Options forfeited	(12,000)	16.13 to 18.25	16.92	
Outstanding at December 31, 2001	658,886	$5.24 to $18.25	$14.41	

The following table shows the number, weighted-average exercise price, and the weighted average remaining contractual life of options outstanding, and the number and weighted-average exercise price of options exercisable as of December 31, 2001 by range of exercise price:

	Outstanding Options			Exercisable Options	
Range of Exercise Price	Number	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Number	Weighted-Average Exercise Price
$4-$6	92,860	$5.24	1.68 years	92,860	$5.24
$8-$10	25,876	$8.93	3.44	25,876	$8.93
$12-$14	30,000	$12.25	4.48	30,000	$12.25
$14-$16	15,000	$14.17	5.01	15,000	$14.17
$16-$18	434,400	$16.32	9.11	105,560	$16.28
$18-$20	60,750	$18.25	5.78	60,750	$18.25

Of the stock options outstanding as of December 31, 2001, 2000, and 1999, options on shares totaling 330,046, 426,902, and 455,760, respectively, were exercisable at weighted average prices of $12.50, $8.38, and $7.09, respectively.

The Company has stock options outstanding under the three option plans described above. The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized except for the options granted under the 1993 plan. The Company recognized expense of $0, $69,000, and $166,000 for the 1993 Plan options in 2001, 2000 and 1999, respectively. Had compensation cost for these plans been determined in accordance with SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

		2001	2000	1999
Net income	As reported	$12,419	$12,623	$11,403
	Pro forma	$12,253	$12,507	$11,330
Basic earnings per share	As reported	$1.76	$1.76	$1.60
	Pro forma	$1.73	$1.74	$1.59
Diluted earnings per share	As reported	$1.72	$1.72	$1.56
	Pro forma	$1.70	$1.70	$1.55

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2001, and 2000: risk-free interest rate of 4.80% and 6.65%; expected dividend yield of 4.9% and 4.7%; expected life of 6 years and 6 years; expected volatility of 28% and 30%, respectively. No options were granted in 1999.

Note K - Other Noninterest Income and Expenses

The components of other noninterest income were as follows:

	Years Ended December 31,		
	2001	2000	1999
		(in thousands)	
Commissions on sale of investment and insurance products	$ 2,576	$ 2,784	$ 2,319
Gain on sale of loans and leases	918	525	800
Increase in cash value of insurance policies	476	657	373
Sale of customer checks	283	286	283
Gain (loss) on sale of other real estate owned	80	83	178
Other	841	1,316	997
Total other noninterest income	$5,174	$5,651	$4,950

The components of other noninterest expenses were as follows:

	Years Ended December 31,		
	2001	2000	1999
		(in thousands)	
Equipment and data processing	$3,694	$3,376	$ 3,525
Occupancy	2,806	2,587	2,456
Telecommunications	1,253	957	906
Advertising	1,132	1,336	943
Professional fees	1,087	1,005	1,027
ATM network charges	913	770	705
Intangible amortization	911	965	1,135
Courier service	661	608	582
Postage	639	486	552
Operational losses	227	807	273
Assessments	223	222	179
Net other real estate owned expense	175	127	62
Other	5,687	4,737	4,651
Total other noninterest expenses	$19,408	$17,983	$16,996

Note L - Income Taxes

The current and deferred components of the income tax provision were comprised of:

	Years Ended December 31,		
	2001	2000	1999
	(in thousands)		
Current Tax Provision:			
Federal	$5,975	$5,890	$ 5,013
State	2,009	1,997	1,931
Total current	7,984	7,887	6,944
Deferred Tax Benefit:			
Federal	(518)	(511)	(152)
State	(142)	(139)	(258)
Total deferred	(660)	(650)	(410)
Total income taxes	$ 7,324	$ 7,237	$ 6,534

Taxes recorded directly to shareholders' equity are not included in the preceding table. These taxes (benefits) relating to changes in minimum pension liability amounting to $517,000 in 2001, $0 in 2000, and $0 in 1999, unrealized gains and losses on available-for-sale investment securities amounting to $258,000 in 2001, $2,996,000 in 2000, and $(3,846,000) in 1999, and benefits related to employee stock options of $(867,000) in 2001, $(254,000) in 2000, and $(533,000) in 1999 were recorded directly to shareholders' equity.

The provisions for income taxes applicable to income before taxes for the years ended December 31, 2001, 2000 and 1999 differ from amounts computed by applying the statutory Federal income tax rates to income before taxes. The effective tax rate and the statutory federal income tax rate are reconciled as follows:

	Years Ended December 31,		
	2001	2000	1999
Federal statutory income tax rate	35.0%	34.0%	34.0%
State income taxes, net of federal tax benefit	6.5	6.2	6.3
Tax-exempt interest on municipal obligations	(3.9)	(3.9)	(3.9)
Other	(0.5)	0.1	—
Effective Tax Rate	37.1%	36.4%	36.4%

The components of the net deferred tax asset of the Company as of December 31, were as follows:

	2001	2000
	(in thousands)	
Deferred Tax Assets:		
Loan losses	$ 5,614	$ 5,015
Deferred compensation	3,337	2,948
Intangible amortization	975	882
Nonaccrual interest	119	335
Stock option amortization	101	243
Unrealized loss on securities	—	188
OREO write downs	182	181
Other, net	438	323
Total deferred tax assets	10,766	10,115
Deferred Tax Liabilities:		
Securities income	(361)	(833)
Securities accretion	(401)	(384)
Depreciation	(448)	(339)
Capital leases	(106)	(105)
State taxes	(46)	(36)
Unrealized gain on securities	(70)	—
Total deferred tax liability	(1,432)	(1,697)
Net deferred tax asset	$ 9,334	$ 8,418

Note M - Retirement Plans

Substantially all employees with at least one year of service are covered by a discretionary employee stock ownership plan (ESOP). Contributions are made to the plan at the discretion of the Board of Directors. Contributions to the plan(s) totaling $850,000 in 2001, $842,000 in 2000, and $881,000 in 1999 are included in salary expense.

The Company has an Executive Deferred Compensation Plan, which allows directors and key executives designated by the Board of Directors of the Company to defer a portion of their compensation. The Company has purchased insurance on the lives of the participants and intends to use the cash values of these policies to pay the compensation obligations. At December 31, 2001 and 2000, the cash values exceeded the recorded liabilities.

The Company has a supplemental retirement plan for directors and a supplemental executive retirement plan covering key executives. These plans are non-qualified defined benefit plans and are unsecured and unfunded. The Company has purchased insurance on the lives of the participants and intends to use the cash values of these policies ($8,298,000 and $7,938,000 at December 31, 2001 and 2000, respectively) to pay the retirement obligations.

In accordance with the provisions of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," the Bank recorded in Other Liabilities an additional minimum pension liability of $1,803,000 related to the supplemental retirement plan as of December 31, 2001. These amounts represent the amount by which the accumulated benefit obligations for this retirement plan exceeded the fair value of plan assets plus amounts previously accrued related to the plan. These additional liabilities have been offset by an intangible asset to the extent of previously unrecognized net transitional obligation and unrecognized prior service costs of each plan. The amount in excess of previously unrecognized prior service cost and unrecognized net transitional obligation is recorded as a reduction of shareholders' equity in the amount of $772,000, representing the after-tax impact, at December 2001.

The following table sets forth the plans' status:

	December 31, 2001	December 31, 2000
	(in thousands)	
Change in benefit obligation:		
Benefit obligation at beginning of year	$(5,134)	$(4,378)
Service cost	(86)	(74)
Interest cost	(372)	(317)
Amendments	(108)	(181)
Actuarial gain (loss)	(862)	(322)
Benefits paid	301	138
Benefit obligation at end of year	$(6,261)	$(5,134)
Change in plan assets:		
Fair value of plan assets at beginning of year	$ —	$ —
Fair value of plan assets at end of year	$ —	$ —
Funded status	$(6,261)	$(5,134)
Unrecognized net obligation existing at January 1, 1986	115	148
Unrecognized net actuarial loss	2,075	1,264
Unrecognized prior service cost	402	333
Intangible asset	(517)	—
Accumulated other comprehensive income	(1,289)	—
Accrued benefit cost	$(5,475)	$(3,389)

	Years Ended December 31,		
	2001	2000	1999
		(in thousands)	
Net pension cost included the following components:			
Service cost-benefits earned during the period	$ 86	$ 74	$ 70
Interest cost on projected benefit obligation	372	317	275
Amortization of net obligation at transition	35	35	35
Amortization of prior service cost	39	13	11
Recognized net actuarial loss	53	41	43
Net periodic pension cost	$585	$480	$434

The net periodic pension cost was determined using a discount rate assumption of 7.25% for 2001, 7.25% for 2000, and 7.0% for 1999, respectively. The rates of increase in compensation used in each year were 2.5% to 5%.

Note N - Earnings per Share

The Company's basic and diluted earnings per share are as follows (in thousands except per share data):

	Year Ended December 31, 2001		
	Income	Weighted Average Shares	Per Share Amount
Basic Earnings per Share			
Net income available to common shareholders	$12,419	7,072,588	$1.76
Common stock options outstanding	—	146,641	
Diluted Earnings per Share			
Net income available to common shareholders	$12,419	7,219,229	$1.72

	Year Ended December 31, 2000		
	Income	Weighted Average Shares	Per Share Amount
Basic Earnings per Share			
Net income available to common shareholders	$12,623	7,191,790	$1.76
Common stock options outstanding	—	148,939	
Diluted Earnings per Share			
Net income available to common shareholders	$12,623	7,340,729	$1.72

	Year Ended December 31, 1999		
	Income	Weighted Average Shares	Per Share Amount
Basic Earnings per Share			
Net income available to common shareholders	$11,403	7,129,560	$1.60
Common stock options outstanding	—	188,960	
Diluted Earnings per Share			
Net income available to common shareholders	$11,403	7,318,520	$1.56

Note O - Related Party Transactions

Certain directors, officers, and companies with which they are associated were customers of, and had banking transactions with, the Company or its Subsidiary in the ordinary course of business. It is the Company's policy that all loans and commitments to lend to officers and directors be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers of the Bank.

The following table summarizes the activity in these loans for 2001:

Balance December 31, 2000	Advances/ New Loans	Removed/ Payments	Balance December 31, 2001
	(in thousands)		
$6,523	$923	$1,077	$6,369

Note P - Financial Instruments With Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit written is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

	Contractual Amount December 31,	
	2001	2000
	(in thousands)	
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit:		
Commercial loans	$72,646	$79,808
Consumer loans	91,170	55,528
Real estate mortgage loans	2,932	477
Real estate construction loans	23,952	22,289
Standby letters of credit	4,391	1,229

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates of one year or less or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on Management's credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support private borrowing arrangements. Most standby letters of credit are issued for one year or less. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral requirements vary, but in general follow the requirements for other loan facilities.

Note Q - Concentration of Credit Risk

The Company grants agribusiness, commercial, consumer, and residential loans to customers located throughout the northern San Joaquin Valley, the Sacramento Valley and northern mountain regions of California. The Company has a diversified loan portfolio within the business segments located in this geographical area.

Note R - Disclosure of Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practical to estimate that value. Cash and due from banks, fed funds purchased and sold, accrued interest receivable and payable, and short-term borrowings are considered short-term instruments. For these short-term instruments their carrying amount approximates their fair value.

Securities

For all securities, fair values are based on quoted market prices or dealer quotes. See Note C for further analysis.

Loans

The fair value of variable rate loans is the current carrying value. The interest rates on these loans are regularly adjusted to market rates. The fair value of other types of fixed rate loans is estimated by discounting the future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings for the same remaining maturities. The allowance for loan losses is a reasonable estimate of the valuation allowance needed to adjust computed fair values for credit quality of certain loans in the portfolio.

Deposit Liabilities and Long-Term Debt

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. These values do not consider the estimated fair value of the Company's core deposit intangible, which is a significant unrecognized asset of the Company. The fair value of time deposits and debt is based on the discounted value of contractual cash flows.

Commitments to Extend Credit and Standby Letters of Credit

The fair value of letters of credit and standby letters of credit is not significant.

The estimated fair values of the Company's financial instruments are as follows:

	December 31, 2001	
Financial assets:	Carrying Amount	Fair Value
	(in thousands)	
Cash and due from banks	$59,264	$59,264
Federal funds sold	18,700	18,700
Securities:		
Available-for-sale	224,590	224,590
Loans, net	645,674	637,000
Accrued interest receivable	5,522	5,522
Financial liabilities:		
Deposits	880,393	832,380
Accrued interest payable	3,488	3,488
Long-term borrowings	22,956	24,156

Financial assets:	December 31, 2000 Carrying Amount	Fair Value
	(in thousands)	
Cash and due from banks	$ 58,190	$ 58,190
Securities:		
Available-for-sale	229,110	229,110
Loans, net	628,721	637,389
Accrued interest receivable	6,935	6,935
Financial liabilities:		
Deposits	837,832	795,101
Federal funds purchased	500	500
Accrued interest payable	5,245	5,245
Long-term borrowings	33,983	35,066

Note S - TriCo Bancshares Financial Statements

TriCo Bancshares (Parent Only) Balance Sheets

Assets	December 31, 2001	2000
	(in thousands)	
Cash and Cash equivalents	$241	$ 272
Securities available-for-sale	180	180
Investment in Tri Counties Bank	85,446	83,457
Other assets	1,066	1,324
Total assets	$86,933	$85,233

Liabilities and shareholders' equity		
Total liabilities	$ —	$ —
Shareholders' equity:		
Common stock, no par value:		
Authorized 20,000,000 shares; issued and outstanding 7,000,980 and 7,181,226 shares, respectively	$49,679	$ 50,428
Retained earnings	37,909	35,129
Accumulated other comprehensive income (loss)	(655)	(324)
Total shareholders' equity	86,933	85,233
Total liabilities and shareholders' equity	$86,933	$85,233

Statements of Income

	Years Ended December 31,		
	2001	2000	1999
	(in thousands)		
Interest income	$ 17	$ 18	$ 1
Administration expense	980	980	385
Loss before equity in net income of Tri Counties Bank	(963)	(962)	(384)
Equity in net income of Tri Counties Bank:			
Distributed	12,187	7,118	5,170
Undistributed	798	6,070	6,459
Income taxes	397	397	158
Net income	$12,419	$12,623	$11,403

Statements of Cash Flows

	Years ended December 31,		
	2001	2000	1999
	(in thousands)		
Operating activities:			
Net income	$12,419	$12,623	$11,403
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed equity in Tri Counties Bank	(798)	(6,070)	(6,459)
Deferred income taxes	(397)	(397)	(158)
Decrease in other operating assets and liabilities	—	—	(8)
Net cash provided by operating activities	11,224	6,156	4,778
Investing activities:			
Purchases of securities available-for-sale	—	—	(180)
Net cash used for investing activities	—	—	(180)
Financing activities:			
Issuance of common stock	1,005	411	541
Repurchase of common stock	(6,618)	(776)	(86)
Cash dividends — common	(5,642)	(5,680)	(4,996)
Net cash used for financing activities	(11,255)	(6,045)	(4,541)
Increase (decrease) in cash and cash equivalents	(31)	111	57
Cash and cash equivalents at beginning of year	272	161	104
Cash and cash equivalents at end of year	$ 241	$ 272	$ 161

Note T - Regulatory Matters

The Company is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2001, that the Company meets all capital adequacy requirements to which it is subject.

As of December 31, 2001, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that Management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$91,418	11.68%	≥$62,620	≥8.0%	≥$78,275	≥10.0%
Tri Counties Bank	$89,253	11.43%	≥$62,466	≥8.0%	≥$78,083	≥10.0%
Tier I Capital (to Risk Weighted Assets):						
Consolidated	$81,595	10.43%	≥$31,310	≥4.0%	≥$46,965	≥ 6.0%
Tri Counties Bank	$79,454	10.18%	≥$31,233	≥4.0%	≥$46,850	≥ 6.0%
Tier I Capital (to Average Assets):						
Consolidated	$81,595	8.17%	≥$39,941	≥4.0%	≥$49,926	≥ 5.0%
Tri Counties Bank	$79,454	7.97%	≥$39,865	≥4.0%	≥$49,832	≥ 5.0%
As of December 31, 2000:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$89,302	12.20%	≥$58,537	≥8.0%	≥$73,172	≥10.0%
Tri Counties Bank	$87,414	11.97%	≥$58,417	≥8.0%	≥$73,021	≥10.0%
Tier I Capital (to Risk Weighted Assets):						
Consolidated	$80,156	10.95%	≥$29,268	≥4.0%	≥$43,903	≥ 6.0%
Tri Counties Bank	$78,255	10.72%	≥$29,208	≥4.0%	≥$43,812	≥ 6.0%
Tier I Capital (to Average Assets):						
Consolidated	$80,156	8.41%	≥$38,128	≥4.0%	≥$47,660	≥ 5.0%
Tri Counties Bank	$78,255	8.22%	≥$38,069	≥4.0%	≥$47,587	≥ 5.0%

Note U - Summary of Quarterly Results of Operations (unaudited)

The following table sets forth the results of operations for the four quarters of 2001 and 2000, and is unaudited; however, in the opinion of Management, it reflects all adjustments (which include only normal recurring adjustments) necessary to present fairly the summarized results for such periods.

	2001 Quarters Ended			
	December 31,	September 30,	June 30,	March 31,
(Dollars in thousands, except per share data)				
Interest income	$17,284	$18,613	$18,714	$18,761
Interest expense	4,356	5,612	6,323	7,195
Net interest income	12,928	13,001	12,391	11,566
Provision for loan losses	1,150	600	775	1,875
Net interest income after provision for loan losses	11,778	12,401	11,616	9,691
Noninterest income	3,559	3,411	3,241	4,850
Noninterest expense	10,233	10,517	10,284	9,770
Income before income taxes	5,104	5,295	4,573	4,771
Income tax expense	1,746	2,050	1,736	1,792
Net income	$3,358	$ 3,245	$ 2,837	$ 2,979
Per common share:				
Net income (diluted)	$ 0.47	$ 0.45	$ 0.39	$ 0.41
Dividends	$ 0.20	$ 0.20	$ 0.20	$ 0.20

	2000 Quarters Ended			
	December 31,	September 30,	June 30,	March 31,
(Dollars in thousands, except per share data)				
Interest income	$19,887	$19,912	$18,960	$17,894
Interest expense	7,584	7,641	6,910	6,408
Net interest income	12,303	12,271	12,050	11,486
Provision for loan losses	1,500	1,800	900	800
Net interest income after provision for loan losses	10,803	10,471	11,150	10,686
Noninterest income	3,445	3,334	3,240	4,626
Noninterest expense	10,116	9,305	9,450	9,024
Income before income taxes	4,132	4,500	4,940	6,288
Income tax expense	1,428	1,653	1,796	2,360
Net income	$ 2,704	$ 2,847	$ 3,144	$ 3,928
Per common share:				
Net income (diluted)	$ 0.37	$ 0.39	$ 0.43	$ 0.54
Dividends	$ 0.20	$ 0.20	$ 0.20	$ 0.19

Note V – Business Segments

The Company is principally engaged in traditional community banking activities provided through its 30 branches and 7 in-store branches located throughout Northern and Central California. Community banking activities include the Bank's commercial and retail lending, deposit gathering and investment and liquidity management activities. In addition to its community banking services, the Bank offers investment brokerage and leasing services. These activities are monitored and reported by Bank management as separate operating segments.

The accounting policies of the segments are the same as those described in Note A. The Company evaluates segment performance based on net interest income, or profit or loss from operations, before income taxes not including nonrecurring gains and losses.

The results of the separate branches have been aggregated into a single reportable segment, Community Banking. The Company's leasing, investment brokerage and real estate segments do not meet allowed aggregation or materiality criteria and therefore are reported as "Other" in the following table.

Summarized financial information for the years ended December 31, 2001, 2000 and 1999 concerning the Bank's reportable segments is as follows:

	Community Banking	Other	Total
2001			
Net interest income	$ 48,178	$ 1,708	$ 49,886
Noninterest income	12,154	2,907	15,061
Noninterest expense	38,851	1,953	40,804
Net income	10,729	1,690	12,419
Assets	$990,279	$15,168	$1,005,447
2000			
Net interest income	$ 47,228	$ 882	$ 48,110
Noninterest income	11,506	3,139	14,645
Noninterest expense	35,913	1,982	37,895
Net income	11,328	1,295	12,623
Assets	$956,447	$15,624	$972,071
1999			
Net interest income	$ 43,540	$ 679	$ 44,219
Noninterest income	9,668	2,433	12,101
Noninterest expense	33,558	1,275	34,833
Net income	10,237	1,166	11,403
Assets	$915,890	$8,906	$924,796

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of TriCo Bancshares and Subsidiary:

We have audited the accompanying consolidated balance sheets of TriCo Bancshares (a California corporation) and Subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TriCo Bancshares and Subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

San Francisco, California
January 18, 2002

As TriCo Bancshares (the "Company") has not commenced any business operations independent of Tri Counties Bank (the "Bank"), the following discussion pertains primarily to the Bank. Average balances, including such balances used in calculating certain financial ratios, are generally comprised of average daily balances for the Company. Interest income and net interest income are presented on a tax equivalent basis.

In addition to the historical information contained herein, this Annual Report contains certain forward-looking statements. The reader of this Annual Report should understand that all such forward-looking statements are subject to various uncertainties and risks that could affect their outcome. The Company's actual results could differ materially from those suggested by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, variances in the actual versus projected growth in assets, return on assets, loan losses, expenses, rates charged on loans and earned on securities investments, rates paid on deposits, competition effects, fee and other noninterest income earned as well as other factors. This entire Annual Report should be read to put such forward-looking statements in context and to gain a more complete understanding of the uncertainties and risks involved in the Company's business.

Overview

Despite the effects of a slowing economy and a decrease in the prime lending rate from 9.50% to 4.75%, 2001 was another successful year for TriCo Bancshares and Tri Counties Bank. During 2001, the Company reached the milestone of $1 billion in assets, ending the year with $1,005,447,000 in assets. During the year, the Company's retail banking and mortgage banking operations performed very well, and helped offset declines in commercial lending and sale of nondeposit investment products. Despite the historic decrease in interest rates noted above, the Company was able to maintain its net interest margin at 5.73% during 2001.

Consumer loans grew 29% to $155,046,000 during 2001, while total loans grew 3% to $658,732,000. Deposits grew 5% to $880,393,000 during 2001 despite $20,000,000 of time deposits from the State of California that were allowed to mature and not be renewed by the Bank. Had those $20,000,000 of State time deposits been allowed to renew, deposits would have grown 7.5% during 2001. Gain on sale of loans increased 75% to $918,000 while income from the sale of nondeposit investment products decreased 7% to $2,576,000.

The Company had earnings of $12,419,000 for the year ended December 31, 2001 versus $12,623,000 for 2000. Diluted earnings per share were $1.72 for each of 2001 and 2000.

Net interest income for 2001 was $51,040,000 and was an increase of $1,760,000 (3.6%) over 2000. The interest income component of net interest income was down 4.2% to $74,526,000. Interest and fees on loans were down $2,057,000 (3.3%) to $60,104,000 as average loans outstanding increased $22,600,000 (3.6%) to $647,317,000 and the average earnings rate on loans decreased 66 basis points to 9.29%. Interest income on investment securities and federal funds sold decreased $1,240,000 (7.9%) to $14,422,000 due to lower average interest rates. Interest expense was down $5,057,000 (17.7%) to $23,486,000. This decrease was due to a decrease in the average rate paid on interest bearing liabilities from 4.05% in 2000 to 3.28% in 2001.

The Bank provided $4,400,000 to the allowance for loan losses in 2001 compared to $5,000,000 in 2000. Net loan charge-offs in 2001 were $3,012,000 compared to $4,367,000 in 2000. At year-end 2001 and 2000 the allowance for loan losses as a percentage of gross loans was 1.98% and 1.82%, respectively.

Noninterest income is comprised of "service charges and fees", "gain on sale of investments", and "other income". Service charge and fee income increased $611,000 (8.2%) to $8,095,000 in 2001 versus year ago results. During 2001, the Company sold its investment in insurance company stock and recognized a gain of $1,756,000. In 2000, the Company recognized a gain of $1,510,000 on the receipt of its investment in insurance company stock when the insurance company demutualized. Other income was down $477,000 (8.4%) to $5,174,000 in 2001 from $5,651,000 in 2000.

Noninterest expenses increased $2,909,000 (7.7%) to $40,804,000 in 2001. The Company's efficiency ratio, which is noninterest expense divided by the sum of noninterest income and fully tax-equivalent net interest income, was 61.7% in 2001 compared 59.3% in 2000.

Salary and benefit expenses increased $1,484,000 (7.5%) to $21,396,000 in 2001. Incentive and commission related salary expenses increased $310,000 (13.6%) to $2,584,000 in 2001. Base salaries and benefits increased $744,000 (5.5%) to $14,183,000 in 2001. The increase in base salaries was mainly due to a 2.6% increase in average full time equivalent employees (FTEs) from 392 during 2000 to 402 during 2001, and an average annual base salary increase of 2.9% during 2001. Other noninterest expenses increased $1,425,000 (7.9%) to $19,408,000 in 2001.

Assets of the Company totaled $1,005,447,000 at December 31, 2001 and represented an increase of $33,376,000 (3.4%) from 2000 ending balances.

For 2001, the Company realized a return on assets of 1.27% and a return on shareholders' equity of 14.19% versus 1.35% and 16.03%, respectively, in 2000. The Company ended 2001 with a Tier 1 capital ratio of 10.43% and a total risk-based capital ratio of 11.68% versus 10.95% and 12.20%, respectively, in 2000.

Management's continuing goal for the Bank is to deliver a full array of competitive products to its customers while maintaining the personalized customer sales and service of a community bank. We believe this strategy will provide continued growth and the ability to achieve strong returns for our shareholders.

(A) Results of Operations

	2001	2000	1999	1998	1997
	Years Ended December 31, (in thousands, except earnings per share amounts)				
Interest income:					
Interest and fees on loans	$ 60,104	$ 62,161	$ 53,395	$ 48,506	$ 44,903
Interest on investment securities—taxable	9,543	11,704	12,500	14,622	13,791
Interest on investment securities—tax exempt[1]	3,373	3,420	3,383	2,809	958
Interest on federal funds sold	1,506	538	465	150	553
Total interest income	74,526	77,823	69,743	66,087	60,205
Interest expense:					
Interest on deposits	21,507	25,003	21,277	22,865	22,682
Interest on short-term borrowing	7	623	386	816	537
Interest on long-term debt	1,972	2,917	2,707	1,615	716
Total interest expense	23,486	28,543	24,370	25,296	23,935
Net interest income	51,040	49,280	45,373	40,791	36,270
Provision for loan losses	4,400	5,000	3,550	4,200	3,000
Net interest income after provision for loan losses	46,640	44,280	41,823	36,591	33,270
Noninterest income:					
Service charges, fees and other	13,269	14,645	12,077	12,553	9,548
Investment securities gains (losses), net	1,792	—	24	316	18
Total noninterest income	15,061	14,645	12,101	12,869	9,566
Noninterest expenses:					
Salaries and employee benefits	21,396	19,912	17,837	16,803	15,671
Other, net	19,408	17,983	16,996	17,889	17,261
Total noninterest expenses	40,804	37,895	34,833	34,692	32,932
Net income before income taxes	20,897	21,030	19,091	14,768	9,904
Income taxes	7,324	7,237	6,534	5,049	3,707
Tax equivalent adjustment[2]	1,154	1,170	1,154	949	328
Net income	$12,419	$12,623	$11,403	$ 8,770	$ 5,869
Basic earnings per common share[2]	$ 1.76	$ 1.76	$ 1.60	$ 1.25	$ 0.84
Diluted earnings per common share[2]	$ 1.72	$ 1.72	$ 1.56	$ 1.21	$ 0.81
Cash dividend paid per share	$ 0.80	$ 0.79	$ 0.70	$ 0.49	$ 0.43
Selected Balance Sheet Information					
Total Assets	$1,005,447	$972,071	$924,796	$904,599	$826,165
Long-term Debt	22,956	$33,983	$45,505	$37,924	$11,440

[1]Interest on tax-free securities is reported on a tax equivalent basis of 1.52 for 2001, 2000, 1999, 1998, and 1997.
[2]Restated on a historical basis to reflect the 3-for-2 stock split effected October 30, 1998.

Net Interest Income/Net Interest Margin

Net interest income represents the excess of interest and fees earned on interest-earning assets (loans, securities and federal funds sold) over the interest paid on deposits and borrowed funds. Net interest margin is net interest income expressed as a percentage of average earning assets.

Net interest income for 2001 totaled $51,040,000 and was up $1,760,000 (3.6%) over the prior year. Interest income decreased $3,297,000 (4.2%) to $74,526,000 in 2001. Average outstanding loan balances of $647,317,000 for 2001 reflected a 3.6% increase over 2000 average loan balances. The increase in average loan balances contributed an additional $2,249,000 to interest income, while a 66 basis points decrease in the average yield on loans resulted in a $4,306,000 decrease in interest income when compared to 2000. This decrease in average yield on loans resulted from eleven Federal Reserve interest rate cuts over the year totaling 475 basis points and a corresponding decrease in the prime lending rate from 9.50% to 4.75%. The average balance of investment securities decreased $22,083,000 (9.8%) to $204,080,000, and resulted in a $1,477,000 decrease in interest income. A decrease of 36 basis points in the average tax effective yield on investments to 6.33% in 2001 from 6.69% in 2000 reduced interest income by $731,000. A $30,508,000 increase in the average balance of fed funds sold during 2001 to $39,204,000 increased interest income by $1,887,000, while a 235 basis point decrease in the average yield on fed funds to 3.84% decreased interest income by $919,000.

Interest expense decreased $5,057,000 (17.7%) to $23,486,000 in 2001. This decrease was due to a 77 basis point decrease in the average rate paid on interest bearing liabilities from 4.05% to 3.28%. Net interest margin was 5.73% in 2001 and 2000.

Net interest income for 2000 totaled $49,280,000 and was up $3,907,000 (8.6%) over the prior year. Interest income increased $8,080,000 (11.6%) to $77,823,000 in 2000. Average outstanding loan balances of $624,717,000 for 2000 reflected a 10.2% increase over 1999 balances. This increase in average loan balances contributed an additional $5,462,000 to interest income and was the major factor in the improvement in net interest income. The average yield received on loans rose 53 basis points to 9.95% which increased interest income by $3,304,000. This increase in average yield resulted from increases in market interest rates that began in 1999 and reached their high in the spring of 2000. Average balances of investment securities decreased $24,178,000 (9.7%) to $226,163,000. The lower volume of securities resulted in a decrease in interest income of $1,534,000. An increase of 35 basis points in the average tax effective yield on investments added $775,000 to interest income.

Interest expense increased $4,173,000 (17.1%) to $28,543,000 in 2000. Higher average balances of interest-bearing liabilities added $1,009,000 to interest expense in 2000 as compared to 1999, while a higher average rate paid for those balances increased interest expense by $3,164,000. Net interest margin for 2000 was 5.73% versus 5.49% in 1999.

Table One, Analysis of Net Interest Margin on Earning Assets, and Table Two, Analysis of Volume and Rate Changes on Net Interest Income and Expenses, are provided to enable the reader to understand the components and past trends of the Bank's interest income and expenses. Table One provides an analysis of net interest margin on earning assets setting forth average assets, liabilities and shareholders' equity; interest income earned and interest expense paid and average rates earned and paid; and the net interest margin on earning assets. Table Two presents an analysis of volume and rate change on net interest income and expense.

Table One: Analysis of Net Interest Margin on Earning Assets

Assets	2001 Average Balance[1]	2001 Income	2001 Yield/ Rate	2000 Average Balance[1]	2000 Income	2000 Yield/ Rate	1999 Average Balance[1]	1999 Income	1999 Yield/ Rate
	(dollars in thousands)								
Earning assets:									
Loans[2,3]	$647,317	$60,104	9.29%	$624,717	$62,161	9.95%	$566,738	$53,395	9.42%
Securities - taxable	159,465	9,543	5.98%	181,316	11,704	6.46%	205,489	12,500	6.08%
Securities - nontaxable[4]	44,615	3,373	7.56%	44,847	3,420	7.63%	44,852	3,383	7.54%
Federal funds sold	39,204	1,506	3.84%	8,696	538	6.19%	8,733	465	5.32%
Total earning assets	890,601	74,526	8.37%	859,576	77,823	9.05%	825,812	69,743	8.45%
Cash and due from banks	42,458			39,295			37,206		
Premises and equipment	16,749			16,622			16,260		
Other assets, net	40,453			42,150			37,210		
Unrealized gain (loss) on securities	495			(8,112)			(3,508)		
Less: Allowance for loan losses	(12,214)			(11,741)			(9,525)		
Total assets	$978,542			$937,790			$903,455		
Liabilities and shareholders' equity									
Interest-bearing demand deposits	$156,629	1,487	0.95%	$149,412	2,360	1.58%	$145,558	2,287	1.57%
Savings deposits	225,137	4,759	2.11%	218,286	6,837	3.13%	224,368	6,811	3.04%
Time deposits	301,023	15,261	5.07%	278,968	15,806	5.67%	255,659	12,179	4.76%
Federal funds purchased	289	7	2.42%	7,753	524	6.76%	7,024	356	5.07%
Repurchase agreements	—	—		1,508	99	6.56%	614	30	4.89%
Long-term debt	32,133	1,972	6.14%	48,078	2,917	6.07%	49,135	2,707	5.51%
Total interest-bearing liabilities	715,211	23,486	3.28%	704,005	28,543	4.05%	682,358	24,370	3.57%
Noninterest-bearing deposits	160,152			141,767			135,511		
Other liabilities	15,660			13,277			12,465		
Shareholders' equity	87,519			78,741			73,121		
Total liabilities and shareholders' equity	$978,542			$937,790			$903,455		
Net interest rate spread[5]			5.08%			5.00%			4.87%
Net interest income/net interest margin[6]		$51,040	5.73%		$49,280	5.73%		$45,373	5.49%

[1] Average balances are computed principally on the basis of daily balances.
[2] Nonaccrual loans are included.
[3] Interest income on loans includes fees on loans of $4,671,000 in 2001, $2,928,000 in 2000, and $2,853,000 in 1999.
[4] Interest income is stated on a tax equivalent basis of 1.52 in 2001, 2000, and 1999.
[5] Net interest rate spread represents the average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities.
[6] Net interest margin is computed by dividing net interest income by total average earning assets.

Table Two: Analysis of Volume and Rate Changes on Net Interest Income and Expenses

	2001 over 2000			2000 over 1999		
	Volume	Yield/ Rate [4]	Total	Volume	Yield/ Rate [4]	Total
Increase (decrease) in interest income:			(dollars in thousands)			
Loans[1,2]	$ 2,249	$(4,306)	$(2,057)	$ 5,462	$ 3,304	$ 8,766
Investment securities[3]	(1,477)	(731)	(2,208)	(1,534)	775	(759)
Federal funds sold	1,887	(919)	968	(2)	75	73
Total	2,659	(5,956)	(3,297)	3,926	4,154	8,080
Increase (decrease) in interest expense:						
Demand deposits (interest-bearing)	114	(987)	(873)	61	12	73
Savings deposits	215	(2,293)	(2,078)	(185)	211	26
Time deposits	1,250	(1,795)	(545)	1,110	2,517	3,627
Federal funds purchased	(504)	(13)	(517)	37	131	168
Repurchase agreements	(99)	—	(99)	44	25	69
Long-term borrowings	(967)	22	(945)	(58)	268	210
Total	9	(5,066)	(5,057)	1,009	3,164	4,173
Increase (decrease) in net interest income	$ 2,650	$ (890)	$ 1,760	$ 2,917	$ 990	$ 3,907

1 Nonaccrual loans are included.

2 Interest income on loans includes fees on loans of $4,671,000 in 2001, $2,928,000 in 2000, and $2,853,000 in 1999.

3 Interest income is stated on a tax equivalent basis of 1.52 in 2001, 2000, and 1999.

4 The rate/volume variance has been included in the rate variance.

Provision for Loan Losses

In 2001, the Bank provided $4,400,000 for loan losses compared to $5,000,000 in 2000. Net loan charge-offs decreased $1,355,000 (31%) to $3,012,000 during 2001. Included in the $3,012,000 of net loan charge-offs during 2001 is $2,000,000 of charge-offs on a group of agricultural related loans to one borrower. During the quarter ended March 31, 2001, the Company received proceeds of $6,079,000 from the sale of this nonperforming agricultural-related loan relationship that was first reported as nonperforming in the quarter ended September 30, 2000. The Company recorded charge-offs related to this loan relationship of $2,000,000 in 2001 and $3,800,000 in 2000. This loan relationship was sold to a third party without recourse to the Company. As such, the Company is not subject to any future charge-offs related to this loan relationship. Net charge-offs of consumer installment loans increased $51,000 (104%). Net charge-offs of commercial, financial and agricultural loans decreased $1,400,000 (34%), while net charge-offs of real estate mortgage loans decreased $6,000 (4%). The 2001 charge-offs represented 0.47% of average loans outstanding versus 0.70% in 2000. Nonperforming loans as a percentage of total loans were 0.92% and 2.29% at December 31, 2001 and 2000, respectively. The ratio of allowance for loan losses to nonperforming loans was 216% at the end of 2001 versus 80% at the end of 2000.

In 2000, the Bank provided $5,000,000 for loan losses compared to $3,550,000 in 1999. Net loan charge-offs increased $3,648,000 (507%) to $4,367,000 during 2000. Included in the $4,367,000 of net loan charge-offs during 2000 is $3,800,000 of charge-offs on a group of agricultural related loans to one borrower as previously discussed. As of December 31, 2000, the Company's recorded net book value for this nonperforming loan relationship after charge-offs was approximately $8,400,000. Net charge-offs of consumer installment loans decreased $63,000 (56%). Net charge-offs of commercial, financial and agricultural loans increased $3,631,000 (675%), while net charge-offs of real estate mortgage loans increased $80,000 (116%). The 2000 charge-offs represented 0.70% of average loans outstanding versus 0.13% the prior year. Nonperforming loans were 2.29% of total loans at year end versus 0.46% in 1999. The ratio of allowance for loan losses to nonperforming loans was 80% versus 412% at the end of 1999.

Service Charges and Fees and Other Income

Service charge and fee income increased $611,000 (8.2%) to $8,095,000 in 2001 versus year ago results. During 2001, the Company sold its investment in insurance company stock and recognized a gain of $1,756,000. In 2000, the Company recognized a gain of $1,510,000 on the receipt of its investment in insurance company stock when the insurance company demutualized. Other income was down $477,000 (8.4%) to $5,174,000 in 2001 from $5,651,000 in 2000, and was mainly due to $421,000 of nonrecurring miscellaneous recoveries in 2000. Also affecting other income in 2001 was a $208,000 (7.5%) decrease in commissions on sale of nondeposit investment and insurance products to $2,576,000, a $181,000 (28%) decrease in increase in cash value of insurance policies to $476,000, and a $393,000 (75%) increase in gain on sale of loans and leases to $918,000.

For 2000, service charge and fee income increased $357,000 (5.0%) to $7,484,000 compared to $7,127,000 in 1999. This increase was due mainly to increased ATM fees. Other income was up $2,187,000 (44.0%) to $7,161,000 from $4,974,000 in 1999. The increase in other income included a one-time pre-tax income item of $1,510,000 from the receipt of common stock. This one-time item represents the initial value of common shares of an insurance company which the Bank received as a consequence of its ownership of certain insurance policies through the insurance company and the conversion of the insurance company from a mutual company to a stock company. Significant changes in the following items also contributed to the net increase in other income: commissions on non-deposit investment product sales increased $465,000 (20.1%) to $2,784,000, income from the increase in cash value of insurance policies increased $284,000 (76.1%) to $657,000, and gain on sale of loans decreased $275,000 (34.4%) to $525,000. Overall, noninterest income increased $2,544,000 (21.0%) for the year to $14,645,000.

Securities Transactions

During 2001 the Bank realized net gains of $36,000 on the sale of securities with market values of $10,853,000. Also, the Bank realized a gain of $1,756,000 on the sale of its investment in an insurance company with a market value of $3,266,000. In addition, the Bank received proceeds from maturities of securities totaling $85,619,000. During 2001 the Bank purchased $93,125,000 of securities.

During 2000 the Bank had no sales of securities. Also during 2000, the Bank received proceeds from maturities of securities totaling $39,663,000, and used $29,077,000 to purchase securities.

Salaries and Benefits

Salary and benefit expenses increased $1,484,000 (7.5%) to $21,396,000 in 2001. Incentive and commission related salary expenses increased $310,000 (13.6%) to $2,584,000 in 2001. Base salaries and benefits increased $744,000 (5.5%) to $14,183,000 in 2001. The increase in base salaries was mainly due to a 2.6% increase in average full time equivalent employees (FTEs) from 392 during 2000 to 402 during 2001, and an average annual base salary increase of 2.9% during 2001.

Salary and benefit expenses increased $2,075,000 (11.6%) to $19,912,000 in 2000. Incentive and commission related salary expenses increased $444,000 (24.3%) to $2,274,000 in 2000. Base salaries and benefits increased $1,631,000 (10.2%) to $13,440,000 in 2000. The increase in base salaries was mainly due to a 3.7% increase in average full time equivalent employees (FTEs) from 378 during 1999 to 392 during 2000, and an average annual base salary and benefits expense increase of 6.5% during 2000. The large increase in incentive and commission related salary expense was more than offset by revenue growth. These results are consistent with the Bank's strategy of working more efficiently with fewer employees who are compensated in part based on their business unit's performance or on their ability to generate revenue.

Other Expenses

Other expenses increased $1,425,000 (7.9%) to $19,408,000 in 2001. Expenses related to equipment and data processing, occupancy, telecommunications, and ATM network charges contributed $318,000, $219,000, $296,000, and $143,000 to the increase in other expense during 2001, respectively. Also contributing to the increase in other expenses in 2001 was a $314,000 (34%) increase in various loan production expenses to $1,252,000. Helping to offset these increases in other expenses were reductions of $580,000 in operational losses and $204,000 in advertising during 2001. The decrease in operational losses was mainly due to a nonrecurring $434,000 customer fraud loss in 2000.

Other expenses increased $987,000 (5.8%) to $17,983,000 in 2000. Approximately $534,000 of the increase was due to operational losses that went from $273,000 in 1999 to $807,000 in 2000. Contributing to the increase in operational losses during 2000 was a $434,000 customer fraud loss due to a single deposit relationship that was identified in the fourth quarter of 2000. Advertising expense increased $390,000 (41.2%) to $1,336,000 in 2000. Intangible asset amortization decreased $170,000 (15.0%) in 2000 to $965,000.

Provision for Taxes

The effective tax rate on income was 37.1%, 36.4%, and 36.4%, in 2001, 2000, and 1999, respectively. The effective tax rate was greater than the federal statutory tax rate due to state tax expense of $1,867,000, $1,857,000, and $1,680,000, respectively, in these years. Tax-free income of $2,219,000, $2,250,000, and $2,229,000, respectively, from investment securities in these years helped to reduce the effective tax rate.

Return on Average Assets and Equity

The following table sets forth certain ratios for the Company for the last three years (using average balance sheet data):

	2001	2000	1999
Return on total assets	1.27%	1.35%	1.26%
Return on shareholders' equity	14.19%	16.03%	15.59%
Shareholders' equity to total assets	8.65%	8.78%	8.09%
Common shareholders' dividend payout ratio	45.43%	45.00%	43.81%

During 2001, return on assets decreased to 1.27% from 1.35% in 2000. The Company's efficiency ratio (noninterest expense divided by net interest income plus noninterest income) was 61.7% in 2001 versus 59.3% in 2000. Return on assets increased in 2000 to 1.35% from 1.26% in 1999.

Return on shareholders' equity decreased to 14.19% in 2001 from 16.03% in 2000. The lower ROE in 2001 resulted from average equity increasing 11.2% while net income decreased 1.6%. In 2000, return on shareholders' equity increased to 16.03% from 15.59% in 1999.

In 2001, the average shareholders' equity to average asset ratio decreased to 8.65% from 8.78%. The shareholders' average equity to average assets ratio for 2000 increased to 8.78% from 8.09% for 1999.

In 2001, dividends paid to common shareholders totaled $5,642,000 compared to $5,680,000 in 2000. The resulting common shareholders' dividend payout ratio was 45.43% in 2001 compared to 45.00% in 2000.

(B) Balance Sheet Analysis

Loans

The Bank concentrates its lending activities in four principal areas: commercial loans (including agricultural loans), consumer loans, real estate mortgage loans (residential and commercial loans and mortgage loans originated for sale), and real estate construction loans. At December 31, 2001, these four categories accounted for approximately 20%, 23%, 50%, and 7% of the Bank's loan portfolio, respectively, as compared to 23%, 19%, 52%, and 6%, at December 31, 2000. The shift in the percentages was primarily due to the Bank's ability to increase its consumer loan portfolio during 2001. The interest rates charged for the loans made by the Bank vary with the degree of risk, the size and maturity of the loans, the borrower's relationship with the Bank and prevailing money market rates indicative of the Bank's cost of funds.

The majority of the Bank's loans are direct loans made to individuals, farmers and local businesses. The Bank relies substantially on local promotional activity, personal contacts by bank officers, directors and employees to compete with other financial institutions. The Bank makes loans to borrowers whose applications include a sound purpose, a viable repayment source and a plan of repayment established at inception and generally backed by a secondary source of repayment.

At December 31, 2001 loans totaled $658,732,000 and was a 2.9% ($18,341,000) increase over the balances at the end of 2000. Demand for commercial and agriculture related loans weakened as the economy weakened in 2001. Demand for home equity loans remained strong throughout 2001, while residential mortgage loans increased significantly throughout 2001. The average loan-to-deposit ratio in 2001 was 76.8% compared to 79.2% in 2000.

At December 31, 2000 loans totaled $640,391,000 and was an 8.9% ($52,412,000) increase over the balances at the end of 1999. Demand for commercial and agriculture related loans were strong in 2000. Demand for residential mortgage loans decreased significantly starting in the fall of 1999, and was replaced somewhat by demand for home equity loans, which the Bank classifies as consumer loans. The average loan to deposit ratio in 2000 was 79.2% compared to 74.5% in 1999.

Loan Portfolio Composite

	December 31,				
	2001	2000	1999	1998	1997
	(dollars in thousands)				
Commercial, financial and agricultural	$130,054	$148,135	$138,313	$106,796	$78,765
Consumer installment	155,046	120,247	79,273	71,634	87,520
Real estate mortgage	326,897	334,010	332,116	316,927	248,432
Real estate construction	46,735	37,999	38,277	37,076	34,250
Total loans	$658,732	$640,391	$587,979	$532,433	$448,967

Nonaccrual, Past Due and Restructured Loans

During 2001, nonperforming assets decreased $8,547,000 (58%) to 6,121,000. Nonperforming loans decreased $7,177,000 (54%) to $6,050,000, and other real estate owned (OREO) decreased $1,370,000 (95%) to $71,000 during 2001. The ratio of nonperforming loans to total loans at December 31, 2001 was 0.92% versus 2.07% at the end of 2000. The decrease in the ratio of nonperforming loans to total loans was due in part to the sale of one nonperforming loan relationship during 2001 that accounted for $8,400,000 of nonperforming loan balances at December 31, 2000. During the quarter ended March 31, 2001, the Company received proceeds of $6,079,000 from the sale of this nonperforming agricultural-related loan relationship that was first reported as nonperforming in the quarter ended September 30, 2000. The Company recorded charge-offs related to this loan relationship of $2,000,000 in 2001 and $3,800,000 in 2000. This loan relationship was sold to a third party without recourse to the Company. As such, the Company is not subject to any future charge-offs related to this loan relationship. Classifications of nonperforming loans as a percent of the total at the end of 2001 were as follows: secured by real estate, 65%; loans to farmers, 4%; commercial loans, 30%; and consumer loans, 1%.

During 2000, nonperforming assets increased $11,227,000 (326%) to a total of $14,668,000. Nonperforming loans increased $10,546,000 (393%) to $13,227,000, and other real estate owned (OREO) increased $681,000 (90%) to $1,441,000 during 2000. The ratio of nonperforming loans to total loans at December 31, 2000 was 2.07% versus 0.46% at the end of 1999. As noted above, included in the balance of nonperforming loans at December 31, 2000 was $8,400,000 that represents the Company's recorded net book value for a group of agricultural related loans to one borrower. Excluding the large nonperforming loan relationship noted above, the ratio of nonperforming loans to total loans at December 31, 2000 would have been 0.75%. Classifications of nonperforming loans as a percent of the total at the end of 2000 were as follows: secured by real estate, 57%; loans to farmers, 40%; commercial loans, 2.5%; and consumer loans, 0.5%.

Commercial, real estate and consumer loans are reviewed on an individual basis for reclassification to nonaccrual status when any one of the following occurs: the loan becomes 90 days past due as to interest or principal, the full and timely collection of additional interest or principal becomes uncertain, the loan is classified as doubtful by internal credit review or bank regulatory agencies, a portion of the principal balance has been charged off, or the Bank takes possession of the collateral. The reclassification of loans as nonaccrual does not necessarily reflect Management's judgment as to whether they are collectible.

Interest income is not accrued on loans where Management has determined that the borrowers will be unable to meet contractual principal and/or interest obligations, unless the loan is well secured and in the process of collection. When a loan is placed on nonaccrual, any previously accrued but unpaid interest is reversed. Income on such loans is then recognized only to the extent that cash is received and where the future collection on principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of Management, the loans are estimated to be fully collectible as to both principal and interest.

Interest income on nonaccrual loans, which would have been recognized during the year, ended December 31, 2001, if all such loans had been current in accordance with their original terms, totaled $260,000. Interest income actually recognized on these loans in 2001 was $392,000.

The Bank's policy is to place loans 90 days or more past due on nonaccrual status. In some instances when a loan is 90 days past due Management does not place it on nonaccrual status because the loan is well secured and in the process of collection. A loan is considered to be in the process of collection if, based on a probable specific event, it is expected that the loan will be repaid or brought current. Generally, this collection period would not exceed 30 days. Loans where the collateral has been repossessed are classified as OREO or, if the collateral is personal property, the loan is classified as other assets on the Company's financial statements.

Management considers both the adequacy of the collateral and the other resources of the borrower in determining the steps to be taken to collect nonaccrual loans. Alternatives that are considered are foreclosure, collecting on guarantees, restructuring the loan or collection lawsuits.

The following table sets forth the amount of the Bank's nonperforming assets as of the dates indicated:

	December 31,				
	2001	2000	1999	1998	1997
	(dollars in thousands)				
Nonaccrual loans	$5,466	$12,262	$ 1,758	$ 1,045	$ 4,721
Accruing loans past due 90 days or more	584	965	923	620	528
Total nonperforming loans	6,050	$13,227	2,681	1,665	5,249
Other real estate owned	71	1,441	760	1,412	2,230
Total nonperforming assets	$6,121	$14,668	$ 3,441	$ 3,077	$ 7,479
Nonincome producing investments in real estate held by Bank's real estate development subsidiary	$ —	$ —	$ —	$ —	$ 856
Nonperforming loans to total loans	0.92%	2.07%	0.46%	0.31%	1.17%
Allowance for loan losses to nonperforming loans	216%	88%	412%	493%	123%
Nonperforming assets to total assets	0.61%	1.51%	0.37%	0.34%	0.91%
Allowance for loan losses to nonperforming assets	213%	80%	321%	267%	86%

Allowance for Loan Losses

Credit risk is inherent in the business of lending. As a result, the Company maintains an Allowance for Loan Losses to absorb losses inherent in the Company's loan and lease portfolio. This is maintained through periodic charges to earnings. These charges are shown in the Consolidated Income Statements as provision for loan losses. All specifically identifiable and quantifiable losses are immediately charged off against the allowance. However, for a variety of reasons, not all losses are immediately known to the Company and, of those that are known, the full extent of the loss may not be quantifiable at that point in time. The balance of the Company's Allowance for Loan Losses is meant to be an estimate of these unknown but probable losses inherent in the portfolio.

For the remainder of this discussion, "loans" shall include all loans and lease contracts, which are a part of the Bank's portfolio.

Assessment of the Adequacy of the Allowance for Loan Losses

The Company formally assesses the adequacy of the allowance on a quarterly basis. Determination of the adequacy is based on ongoing assessments of the probable risk in the outstanding loan and lease portfolio, and to a lesser extent the Company's loan and lease commitments. These assessments include the periodic re-grading of credits based on changes in their individual credit characteristics including delinquency, seasoning, recent financial performance of the borrower, economic factors, changes in the interest rate environment, growth of the portfolio as a whole or by segment, and other factors as warranted. Loans are initially graded when originated. They are re-graded as they are renewed, when there is a new loan to the same borrower, when identified facts demonstrate heightened risk of nonpayment, or if they become delinquent. Re-grading of larger problem loans occurs at least quarterly. Confirmation of the quality of the grading process is obtained by independent credit reviews conducted by consultants specifically hired for this purpose and by various bank regulatory agencies.

The Company's method for assessing the appropriateness of the allowance includes specific allowances for identified problem loans and leases, formula allowance factors for pools of credits, and allowances for changing environmental factors (e.g., interest rates, growth, economic conditions, etc.). Allowances for identified problem loans are based on specific analysis of individual credits. Allowance factors for loan pools are based on the previous 5 years historical loss experience by product type. Allowances for changing environmental factors are Management's best estimate of the probable impact these changes have had on the loan portfolio as a whole.

The Components of the Allowance for Loan Losses

As noted above, the overall allowance consists of a specific allowance, a formula allowance, and an allowance for environmental factors. The first component, the specific allowance, results from the analysis of identified credits that meet Management's criteria for specific evaluation. These loans are reviewed individually to determine if such loans are considered impaired. Impaired loans are those where Management has concluded that it is probable that the borrower will be unable to pay all amounts due under the contractual terms. Loans specifically reviewed, including those considered impaired, are evaluated individually by Management for loss potential by evaluating sources of repayment, including collateral as applicable, and a specified allowance for loan losses is established where necessary.

The second component, the formula allowance, is an estimate of the probable losses that have occurred across the major loan categories in the Company's loan portfolio. This analysis is based on loan grades by pool and the loss history of these pools. This analysis covers the Company's entire loan portfolio including unused commitments but excludes any loans, which were analyzed individually and assigned a specific allowance as discussed above. The total amount allocated for this component is determined by applying loss estimation factors to outstanding loans and loan commitments. The loss factors are based primarily on the Company's historical loss experience tracked over a five-year period and adjusted as appropriate for the input of current trends and events. Because historical loss experience varies for the different categories of loans, the loss factors applied to each category also differ. In addition, there is a greater chance that the Company has suffered a loss from a loan that was graded less than satisfactory than if the loan was last graded satisfactory. Therefore, for any given category, a larger loss estimation factor is applied to less than satisfactory loans than to those that the Company last graded as satisfactory. The resulting formula allowance is the sum of the allocations determined in this manner.

The third or "unallocated" component of the allowance for credit losses is a component that is not allocated to specific loans or groups of loans, but rather is intended to absorb losses that may not be provided for by the other components.

There are several primary reasons that the other components discussed above might not be sufficient to absorb the losses present in portfolios, and the unallocated portion of the allowance is used to provide for the losses that have occurred because of them.

The first is that there are limitations to any credit risk grading process. The volume of loans makes it impractical to re-grade every loan every quarter. Therefore, it is possible that some currently performing loans not recently graded will not be as strong as their last grading and an insufficient portion of the allowance will have been allocated to them. Grading and loan review often must be done without knowing whether all relevant facts are at hand. Troubled borrowers may deliberately or inadvertently omit important information from reports or conversations with lending officers regarding their financial condition and the diminished strength of repayment sources.

The second is that the loss estimation factors are based primarily on historical loss totals. As such, the factors may not give sufficient weight to such considerations as the current general economic and business conditions that affect the Company's borrowers and specific industry conditions that affect borrowers in that industry. The factors might also not give sufficient weight to other environmental factors such as changing economic conditions and interest rates, portfolio growth, entrance into new markets or products, and other characteristics as may be determined by Management.

Specifically, in assessing how much unallocated allowance needed to be provided at December 31, 2001, Management considered the following:

- with respect to loans to the agriculture industry, Management considered the effects on borrowers of weather conditions and overseas market conditions for exported products as well as commodity prices in general;

- with respect to changes in the interest rate environment Management considered the recent changes in interest rates and the resultant economic impact it may have had on borrowers with high leverage and/or low profitability; and

- with respect to loans to borrowers in new markets and growth in general, Management considered the relatively short seasoning of such loans and the lack of experience with such borrowers.

Each of these considerations was assigned a factor and applied to a portion or all of the loan portfolio. Since these factors are not derived from experience and are applied to large non-homogeneous groups of loans, they are considered unallocated and are available for use across the portfolio as a whole.

The following table sets forth the components of the Bank's loan loss reserve as of the dates indicated:

	December 31,	
	2001	2000
	(dollars in thousands)	
Specific allowance	$ 5,672	$ 3,266
Formula allowance	4,685	5,414
Unallocated allowance	2,701	2,990
Total allowance	$13,058	$11,670

The increase in the specific allowance portion of the reserve at December 31, 2001 and 2000 was due to the overall increase in classified and impaired loans, which under the Company's allowance methodology are analyzed for specific reserve. As these classified and impaired loans were analyzed for specific reserve, they were excluded from the loan balances that were subject to the formula allowance portion of the reserve; and resulted in a decrease in the formula allowance portion of the reserve.

The allowance for loan losses to total loans at December 31, 2001 was 1.98% versus 1.82% at the end of 2000. At December 31, 1999, the allowance for loan losses to total loans was 1.88%.

Based on the current conditions of the loan portfolio, Management believes that the $13,058,000 allowance for loan losses at December 31, 2001 is adequate to absorb probable losses inherent in the Bank's loan portfolio. No assurance can be given, however, that adverse economic conditions or other circumstances will not result in increased losses in the portfolio.

The following table summarizes, for the years indicated, the activity in the allowance for loan losses:

	December 31,				
	2001	2000	1999	1998	1997
	(dollars in thousands)				
Balance, beginning of year	$ 11,670	$ 11,037	$ 8,206	$ 6,459	$ 6,097
Provision charged to operations	4,400	5,000	3,550	4,200	3,000
Loans charged off:					
Commercial, financial and agricultural	(2,861)	(4,450)	(865)	(1,865)	(1,289)
Consumer installment	(134)	(103)	(148)	(702)	(1,551)
Real estate mortgage	(218)	(152)	(69)	(188)	—
Total loans charged-off	(3,213)	(4,705)	(1,082)	(2,755)	(2,840)
Recoveries:					
Commercial, financial and agricultural	92	281	327	164	85
Consumer installment	34	54	36	130	117
Real estate mortgage	75	3	—	8	—
Total recoveries	201	338	363	302	202
Net loans charged-off	(3,012)	(4,367)	(719)	(2,453)	(2,638)
Balance, year end	$ 13,058	$ 11,670	$ 11,037	$ 8,206	$ 6,459
Average total loans	647,317	$624,717	$566,738	$487,598	$448,117
Ratios:					
Net charge-offs during period to average loans outstanding during period	0.47%	0.70%	0.13%	0.50%	0.59%
Provision for loan losses to average loans outstanding	0.68%	0.80%	0.63%	0.86%	0.67%
Allowance to loans at year end	1.98%	1.82%	1.88%	1.54%	1.44%

The following tables summarize the allocation of the allowance for loan losses between loan types at December 31, 2001 and 2000:

	December 31, 2001 (dollars in thousands)	
Balance at End of Period Applicable to:	Amount	Percent of loans in each category to total loans
Commercial, financial and agricultural	$6,929	19.8%
Consumer installment	1,896	23.5%
Real estate mortgage	3,709	49.6%
Real estate construction	524	7.1%
	$13,058	100.0%

	December 31, 2000 (dollars in thousands)	
Balance at End of Period Applicable to:	Amount	Percent of loans in each category to total loans
Commercial, financial and agricultural	$6,873	23.1%
Consumer installment	1,373	18.8%
Real estate mortgage	2,925	52.2%
Real estate construction	499	5.9%
	$11,670	100.0%

Investment in Real Estate Properties

During 1998, the subsidiary divested all investment properties pursuant to an agreement between the Bank and the FDIC.

Other Real Estate Owned

The December 31, 2001 balance of Other Real Estate Owned (OREO) was $71,000 versus $1,441,000 in 2000. The Bank disposed of properties with a value of $1,757,000 in 2001. OREO properties consist of a mixture of land, single family residences, and commercial buildings.

Intangible Assets

At December 31, 2001 and 2000, the Bank had intangible assets totaling $5,070,000 and $5,464,000, respectively. The intangible assets resulted of the Bank's 1997 acquisitions of certain Wells Fargo branches and Sutter Buttes Savings Bank, and the recognition of an additional minimum pension liability in 2001. Intangible assets at December 31, 2001 and 2000 are comprised of the following:

	December 31, 2001	December 31, 2000
	(dollars in thousands)	
Core-deposit intangible	$4,553	$5,464
Additional minimum pension liability	517	—
Total intangible assets	$5,070	$5,464

Amortization of core deposit intangible assets amounting to $911,000, $965,000 and $1,135,000 was recorded in 2001, 2000, and 1999, respectively. The minimum pension liability intangible asset is not amortized but adjusted annually based upon actuarial estimates.

Deposits

Deposits at December 31, 2001 were up $42,561,000 (5.1%) to $880,393,000 over 2000 year-end balances. All categories of deposits except certificates of deposit increased in 2001. Included in the December 31, 2001 certificate of deposit balance is $20,000,000 from the State of California, which represents a decrease of $20,000,000 from the $40,000,000 the State of California had on deposit at the Bank at December 31, 2000. The Bank participates in a deposit program offered by the State of California whereby the State may make deposits at the Banks request subject to collateral and credit worthiness constraints. The negotiated rates on these State deposits are generally favorable to other wholesale funding sources available to the Bank. During 2001, the Bank elected not to renew $20,000,000 of the $40,000,000 State certificates of deposit that were outstanding at December 31, 2000. Had the $20,000,000 in State deposits been allowed to renew, the Bank would have ended 2001 with deposits totaling $900,393,000 which would have represented year-over-year deposit growth of $62,561,000 (7.5%).

Deposits at December 31, 2000 were up $43,722,000 (5.5%) over the 1999 year-end balances to $837,832,000. All categories of deposits except savings increased in 2000. Included in the December 31, 2000 and 1999 certificate of deposit balances is $40,000,000 from the State of California.

Long-Term Debt

In 2001, the Bank made principal payments of $11,027,000 on long-term debt obligations. During 2000, the Bank repaid $46,522,000 of long-term debt, and added $35,000,000 under long-term debt agreements. See Note G to the consolidated financial statements.

Equity

See Note I and Note T in the financial statements for a discussion of Shareholder's equity and regulatory capital, respectively. Management believes that the Company's capital is adequate to support anticipated growth, meet the cash dividend requirements of the Company and meet the future risk-based capital requirements of the Bank and the Company.

Market Risk Management

Overview. The goal for managing the assets and liabilities of the Bank is to maximize shareholder value and earnings while maintaining a high quality balance sheet without exposing the Bank to undue interest rate risk. The Board of Directors has overall responsibility for the Company's interest rate risk management policies. The Bank has an Asset and Liability Management Committee (ALCO) which establishes and monitors guidelines to control the sensitivity of earnings to changes in interest rates.

Asset/Liability Management. Activities involved in asset/liability management include but are not limited to lending, accepting and placing deposits, investing in securities and issuing debt. Interest rate risk is the primary market risk associated with asset/liability management. Sensitivity of earnings to interest rate changes arises when yields on assets change in a different time period or in a different amount from that of interest costs on liabilities. To mitigate interest rate risk, the structure of the balance sheet is managed with the goal that movements of interest rates on assets and liabilities are correlated and contribute to earnings even in periods of volatile interest rates. The asset/liability management policy sets limits on the acceptable amount of variance in net interest margin, net income and market value of equity under changing interest environments. Market value of equity is the net present value of estimated cash flows from the Bank's assets, liabilities and off-balance sheet items. The Bank uses simulation models to forecast net interest margin, net income and market value of equity.

Simulation of net interest margin, net income and market value of equity under various interest rate scenarios is the primary tool used to measure interest rate risk. Using computer-modeling techniques, the Bank is able to estimate the potential impact of changing interest rates on net interest margin, net income and market value of equity. A balance sheet forecast is prepared using inputs of actual loan, securities and interest-bearing liability (i.e. deposits/borrowings) positions as the beginning base.

In the simulation of net interest margin and net income under various interest rate scenarios, the forecast balance sheet is processed against seven interest rate scenarios. These seven interest rate scenarios include a flat rate scenario, which assumes interest rates are unchanged in the future, and six additional rate ramp scenarios ranging from +300 to -300 basis points around the flat scenario in 100 basis point increments. These ramp scenarios assume that interest rates increase or decrease evenly (in a "ramp" fashion) over a twelve-month period and remain at the new levels beyond twelve months.

The following table summarizes the effect on net interest income and net income due to changing interest rates as measured against a flat rate (no change) scenario:

Interest Rate Risk Simulation of Net Interest Income and Net Income as of December 31, 2001

Change in Interest Rates (Basis Points)	Estimated Change in Net Interest Income (NII) (as % of "flat" NII)	Estimated Change in Net Income (NI) (as % of "flat" NI)
+300 (ramp)	2.48%	5.71%
+200 (ramp)	1.68%	3.86%
+100 (ramp)	0.83%	1.91%
+ 0 (flat)	—	—
-100 (ramp)	(1.57)%	(3.63)%
-200 (ramp)	(3.75)%	(8.65)%
-300 (ramp)	(6.43)%	(14.82)%

In the simulation of market value of equity under various interest rate scenarios, the forecast balance sheet is processed against seven interest rate scenarios. These seven interest rate scenarios include the flat rate scenario described above, and six additional rate shock scenarios ranging from +300 to -300 basis points around the flat scenario in 100 basis point increments. These rate shock scenarios assume that interest rates increase or decrease immediately (in a "shock" fashion) and remain at the new level in the future.

The following table summarizes the effect on market value of equity due to changing interest rates as measured against a flat rate (no change) scenario:

Interest Rate Risk Simulation of Market Value of Equity as of December 31, 2001

Change in Interest Rates (Basis Points)	Estimated Change in Market Value of Equity (MVE) (as % of "flat" MVE)
+300 (shock)	(3.71)%
+200 (shock)	(2.60)%
+100 (shock)	(1.41)%
+ 0 (flat)	—
-100 (shock)	(0.64)%
-200 (shock)	(2.43)%
-300 (shock)	1.52%

These results indicate that the balance sheet is slightly asset sensitive since earnings increase when interest rates rise. The magnitude of all the simulation results noted above is within the Bank's policy guidelines. The asset liability management policy limits aggregate market risk, as measured in this fashion, to an acceptable level within the context of risk-return trade-offs.

The simulation results noted above do not incorporate any management actions, which might moderate the negative consequences of interest rate deviations. Therefore, they do not reflect likely actual results, but serve as conservative estimates of interest rate risk.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the preceding tables. For example, although certain of the Bank's assets and liabilities may have similar maturities or repricing time frames, they may react in different degrees to changes in market interest rates. In addition, the interest rates on certain of the Bank's asset and liability categories may precede, or lag behind, changes in market interest rates. Also, the actual rates of prepayments on loans and investments could vary significantly from the assumptions utilized in deriving the results as presented in the preceding table. Further, a change in U.S. Treasury rates accompanied by a change in the shape of the treasury yield curve could result in different estimations from those presented herein. Accordingly, the results in the preceding tables should not be relied upon as indicative of actual results in the event of changing market interest rates. Additionally, the resulting estimates of changes in market value of equity are not intended to represent, and should not be construed to represent, estimates of changes in the underlying value of the Bank.

Interest rate sensitivity is a function of the repricing characteristics of the Bank's portfolio of assets and liabilities. One aspect of these repricing characteristics is the time frame within which the interest-bearing assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity. An analysis of the repricing time frames of interest-bearing assets and liabilities is sometimes called a "gap" analysis because it shows the gap between assets and liabilities repricing or maturing in each of a number of periods. Another aspect of these repricing characteristics is the relative magnitude of the repricing for each category of interest earning asset and interest-bearing liability given various changes in market interest rates. Gap analysis gives no indication of the relative magnitude of repricing given various changes in interest rates. Interest rate sensitivity management focuses on the maturity of assets and liabilities and their repricing during periods of changes in market interest rates. Interest rate sensitivity gaps are measured as the difference between the volumes of assets and liabilities in the Bank's current portfolio that are subject to repricing at various time horizons.

The following interest rate sensitivity table shows the Bank's repricing gaps as of December 31, 2001. In this table transaction deposits, which may be repriced at will by the Bank, have been included in the less than 3-month category. The inclusion of all of the transaction deposits in the less than 3-month repricing category causes the Bank to appear liability sensitive. Because the Bank may reprice its transaction deposits at will, transaction deposits may or may not reprice immediately with changes in interest rates. In recent years of moderate interest rate changes the Bank's earnings have reacted as though the gap position is slightly asset sensitive mainly because the magnitude of interest-bearing liability repricing has been less than the magnitude of interest-earning asset repricing. This difference in the magnitude of asset and liability repricing is mainly due to the Bank's strong core deposit base, which although they may be repriced within three months, historically, the timing of their repricing has been longer than three months and the magnitude of their repricing has been minimal.

Due to the limitations of gap analysis, as described above, the Bank does not actively use gap analysis in managing interest rate risk. Instead, the Bank relies on the more sophisticated interest rate risk simulation model described above as its primary tool in measuring and managing interest rate risk.

Interest Rate Sensitivity - December 31, 2001

	Repricing within:				
	Less than 3 months	3 - 6 months	6 - 12 months	1 - 5 years	Over 5 years
	(dollars in thousands)				
Interest-earning assets:					
Securities	$ 54,460	$ 17,820	$ 24,042	$102,393	$ 40,204
Loans	311,529	28,601	42,230	207,505	63,519
Total interest-earning assets	$365,989	$46,421	$66,272	$309,898	$103,723
Interest-bearing liabilities					
Transaction deposits	$412,743	$ ---	$ ---	$ ---	$ ---
Time	117,609	63,678	73,373	22,479	125
Fed funds purchased	---	---	---	---	---
Long-term borrowings	8	9	18	194	22,727
Total interest-bearing liabilities	$530,360	$63,687	$73,391	$22,673	$22,852
Interest sensitivity gap	$(164,370)	$ (17,266)	$ (7,120)	$287,226	$ 80,870
Cumulative sensitivity gap	$(164,370)	$(181,636)	$(188,756)	$ 98,470	$179,340
As a percentage of earning assets:					
Interest sensitivity gap	(18.42%)	(1.94%)	(0.80%)	32.19%	9.06%
Cumulative sensitivity gap	(18.42%)	(20.36%)	(21.15%)	11.04%	20.10%

Liquidity

Liquidity refers to the Bank's ability to provide funds at an acceptable cost to meet loan demand and deposit withdrawals, as well as contingency plans to meet unanticipated funding needs or loss of funding sources. These objectives can be met from either the asset or liability side of the balance sheet. Asset liquidity sources consist of the repayments and maturities of loans, selling of loans, short-term money market investments, maturities of securities and sales of securities from the available-for-sale portfolio. These activities are generally summarized as investing activities in the Consolidated Statement of Cash Flows. Net cash used by investing activities totaled approximately $14,309,000 in 2001, which means that assets were not generally used for liquidity purposes. Increased loan balances were responsible for the major use of funds in this category.

Liquidity is generated from liabilities through deposit growth and short-term borrowings. These activities are included under financing activities in the Consolidated Statement of Cash Flows. In 2001, financing activities provided funds totaling $19,779,000. Internal deposit growth provided funds amounting to $42,561,000. The Bank also had available correspondent banking lines of credit totaling $50,000,000 at year-end. While these sources are expected to continue to provide significant amounts of funds in the future, their mix, as well as the possible use of other sources, will depend on future economic and market conditions.

Liquidity is also provided or used through the results of operating activities. In 2001, operating activities provided cash of $14,304,000.

In connection with the adoption of Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS 133), on October 1, 1998, the Bank reclassified its entire portfolio of held-to-maturity investment securities, with a carrying value of $78,901,000, to the available-for-sale classification. The AFS securities plus cash and cash equivalents in excess of reserve requirements totaled $302,054,000 at December 31, 2001, which was 30.0% of total assets at that time. This was up from $286,800,000 and 29.5% at the end of 2000.

The overall liquidity of the Bank is enhanced by the sizable core deposits, which provide a relatively stable funding base. The maturity distribution of certificates of deposit in denominations of $100,000 or more is set forth in the following table. These deposits are generally more rate sensitive than other deposits and, therefore, are more likely to be withdrawn to obtain higher yields elsewhere if available. The Bank participates in a program wherein the State of California places time deposits with the Bank at the Bank's option. At December 31, 2001 and 2000, the Bank had $20,000,000 and $40,000,000 of these State deposits, respectively.

Certificates of Deposit in Denominations of $100,000 or More

	Amounts as of December 31,		
	2001	2000	1999
		(in thousands)	
Time remaining until maturity:			
Less than 3 months	$38,114	$55,721	$52,260
3 months to 6 months	10,431	14,002	10,906
6 months to 12 months	15,383	18,686	7,228
More than 12 months	6,374	4,933	3,068
Total	$70,302	$93,342	$73,462

Loan demand also affects the Bank's liquidity position. The following table presents the maturities of loans at December 31, 2001:

Loan Maturities - December 31, 2001

	Within One Year	After One But Within 5 Years	After 5 Years	Total
	(in thousands)			
Loans with predetermined interest rates:				
Commercial, financial and agricultural	$15,200	$26,006	$2,291	$43,497
Consumer installment	14,652	39,642	28,648	82,942
Real estate mortgage	12,305	53,060	64,466	129,831
Real estate construction	19,909	0	420	20,329
	$62,066	$118,708	$95,825	$276,599
Loans with floating interest rates:				
Commercial, financial and agricultural	$67,341	$15,344	$3,872	$86,557
Consumer installment	72,095	0	8	72,103
Real estate mortgage	27,413	50,606	119,046	197,065
Real estate construction	17,449	8,548	411	26,408
	$184,298	$74,498	$123,337	$382,133
Total loans	$246,364	$193,206	$219,162	$658,732

The maturity distribution and yields of the investment portfolio is presented in the following table. The timing of the maturities indicated in the table below is based on final contractual maturities. Most mortgage-backed securities return principal throughout their contractual lives. As such, the weighted average life of mortgage-backed securities based on outstanding principal balance is usually significantly shorter than the final contractual maturity indicated below. At December 31, 2001, the Bank had no held-to-maturity securities.

Securities Maturities and Weighted Average Tax Equivalent Yields - December 31, 2001

	Within One Year		After One Year but Through Five Years		After Five Years but Through Ten Years		After Ten Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Securities Available-for-Sale					(dollars in thousands)					
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ ------	---------%	$29,883	5.74%	$ ------	---------%	$ ------	---------%	$29,883	5.74%
Obligations of states and political subdivisions	763	5.53%	3,618	5.76%	3,688	7.06%	37,164	7.84%	45,233	7.58%
Mortgage-backed securities			12,635	6.21%	19,749	5.75%	100,616	6.06%	133,000	6.03%
Corporate bonds			2,169	7.65%			10,120	3.08%	12,289	3.89%
Total securities available-for-sale	$763	5.53%	$48,305	5.95%	$23,437	5.96%	$147,900	6.31%	$220,405	6.19%
Other securities							4,185	5.20%	4,185	5.20%
Total investment securities	$763	5.53%	$48,305	5.95%	$23,437	5.96%	$152,085	6.28%	$224,590	6.17%

The principal cash requirements of the Company are dividends on Common Stock when declared. The Company is dependent upon the payment of cash dividends by the Bank to service its commitments. The Company expects that the cash dividends paid by the Bank to the Company will be sufficient to meet this payment schedule.

Off-Balance Sheet Items

The Bank has certain ongoing commitments under operating and capital leases. (See Note H of the financial statements for the terms.) These commitments do not significantly impact operating results.

As of December 31, 2001 commitments to extend credit were the Bank's only financial instruments with off-balance sheet risk. The Bank has not entered into any contracts for financial derivative instruments such as futures, swaps, options, etc. Loan commitments increased to $195,091,000 from $163,667,000 at December 31, 2000. The commitments represent 29.6% of the total loans outstanding at year-end 2001 versus 25.6% a year ago.

Disclosure of Fair Value

The intent of presenting the fair values of financial instruments is to depict the market's assessment of the present value of net future cash flows discounted to reflect both current interest rates and the market's assessment of the risk that the cash flows will not occur.

In determining fair values, the Bank used the carrying amount for cash, short-term investments, accrued interest receivable, short-term borrowings and accrued interest payable, as all of these instruments are short-term in nature. Securities are reflected at quoted market values. Loans and deposits have a long-term time horizon, which required more complex calculations for fair value determination. Loans are grouped into homogeneous categories and broken down between fixed and variable rate instruments. Loans with a variable rate, that reprice immediately, are valued at carrying value. The fair value of fixed rate instruments is estimated by discounting the future cash flows using current rates. Credit risk and repricing risk factors are included in the current rates. Fair value for nonaccrual loans is reported at carrying value and is included in the net loan total. Since the allowance for loan losses exceeds any potential adjustment for credit problems, no further valuation adjustment has been made.

Demand deposits, savings and certain money market accounts are short term in nature so the carrying value equals the fair value. For deposits that extend over a period in excess of four months, the fair value is estimated by discounting the future cash payments using the rates currently offered for deposits of similar remaining maturities.

At 2001 year-end, the fair values calculated on the Bank's assets are 0.87% below the carrying values versus 0.88% above the carrying values at year-end 2000. The change in the calculated fair value percentage relates to the loan category and is the result of changes in interest rates in 2001 (See Note R of the financial statements).

EXHIBIT 23.1

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report dated January 18, 2002, included in this Form 10-K, into the Company's previously filed Form S-8 Registration Statements No. 33-88704, No. 33-62063, and No. 333-66064.

/s/ Arthur Andersen LLP

San Francisco, California
February 27, 2002

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